Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of

the Securities Exchange Act of 1934

February 2017

AEGON N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s condensed consolidated interim financial statements Q4 2016, dated February 17, 2017, are included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.

(Registrant)

Date: February 17, 2017	By	/s/ J.H.P.M. van Rossum
J.H.P.M. van Rossum
Executive vice president and Head of Corporate Financial Center

Condensed Consolidated Interim Financial Statements Q4 2016

The Hague, February 17, 2017

AEGON
Transform Tomorrow

To help people achieve a lifetime of financial security

Condensed Consolidated Interim Financial Statements Q4 2016	1

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2	Condensed Consolidated Interim Financial Statements Q4 2016

Condensed consolidated income statement

EUR millions	Notes	Q4 2016	Q4 2015	FY 2016	FY 2015

Premium income	4	6,118	5,409	23,453	22,925
Investment income	5	1,927	2,153	7,788	8,525
Fee and commission income		607	607	2,408	2,438
Other revenues		3	3	7	14
Total revenues		8,654	8,173	33,655	33,902
Income from reinsurance ceded		1,011	781	3,687	3,321
Results from financial transactions	6	429	5,369	15,949	401
Other income	7	2	67	66	83
Total income		10,097	14,390	53,357	37,707

Benefits and expenses	8	9,453	13,839	51,550	36,052
Impairment charges / (reversals)	9	41	1,234	95	1,251
Interest charges and related fees		89	104	347	412
Other charges	10	18	12	700	774
Total charges		9,601	15,189	52,693	38,489

Share in profit / (loss) of joint ventures		34	30	137	142
Share in profit / (loss) of associates		1	-	3	5
Income / (loss) before tax		531	(769)	805	(634)
Income tax (expense) / benefit		(61)	189	(219)	111
Net income / (loss)		470	(580)	586	(523)

Net income / (loss) attributable to:
Equity holders of Aegon N.V.		470	(581)	586	(524)
Non-controlling interests		-	-	-	1

Earnings per share (EUR per share)	17
Basic earnings per common share		0.21	(0.29)	0.22	(0.31)
Basic earnings per common share B		0.01	(0.01)	0.01	(0.01)
Diluted earnings per common share		0.21	(0.29)	0.22	(0.31)
Diluted earnings per common share B		0.01	(0.01)	0.01	(0.01)

Amounts for 2015 have been restated to reflect the voluntary change in accounting policies for deferred cost of reinsurance that was adopted by Aegon effective January 1, 2016. Furthermore a voluntary change in insurance accounting for business in United Kingdom was adopted by Aegon effective January 1, 2016 as well. Refer to note 2.1 Voluntary changes in accounting policies for details about these changes.

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Condensed Consolidated Interim Financial Statements Q4 2016	3

Condensed consolidated statement of comprehensive income
EUR millions	Q4 2016	Q4 2015	FY 2016	FY 2015

Net income / (loss)	470	(580)	586	(523)

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use	6	8	8	13
Remeasurements of defined benefit plans	912	(16)	(392)	240
Income tax relating to items that will not be reclassified	(250)	(15)	86	(77)

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	(2,508)	(1,068)	854	(2,175)
Gains / (losses) transferred to the income statement on disposal and impairment of available-for-sale investments	(7)	(160)	(2,122)	(485)
Changes in cash flow hedging reserve	(782)	(95)	(54)	446
Movement in foreign currency translation and net foreign investment hedging reserve	988	350	69	1,419
Equity movements of joint ventures	1	(5)	9	(8)
Equity movements of associates	-	-	3	(1)
Disposal of group assets	-	6	-	(544)
Income tax relating to items that may be reclassified	1,089	404	225	783
Other	1	-	4	9
Other comprehensive income / (loss) for the period	(551)	(593)	(1,309)	(380)
Total comprehensive income / (loss)	(81)	(1,173)	(723)	(903)

Total comprehensive income / (loss) attributable to:
Equity holders of Aegon N.V.	(81)	(1,174)	(729)	(903)
Non-controlling interests	-	1	7	-

Amounts for 2015 have been restated to reflect the voluntary change in accounting policies for deferred cost of reinsurance that was adopted by Aegon effective January 1, 2016. Furthermore a voluntary change in insurance accounting for business in United Kingdom was adopted by Aegon effective January 1, 2016 as well. Refer to note 2.1 Voluntary changes in accounting policies for details about these changes.

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4	Condensed Consolidated Interim Financial Statements Q4 2016

Condensed consolidated statement of financial position
		Dec. 31, 2016	Dec. 31, 2015
EUR millions	Notes

Assets
Intangible assets	11	1,820	1,901
Investments	12	156,813	160,792
Investments for account of policyholders	13	203,610	200,226
Derivatives	14	8,318	11,545
Investments in joint ventures		1,614	1,561
Investments in associates		270	242
Reinsurance assets		11,208	11,257
Deferred expenses	16	11,423	10,997
Assets held for sale	19	8,705	-
Other assets and receivables		10,805	7,615
Cash and cash equivalents		11,347	9,594
Total assets		425,935	415,729

Equity and liabilities
Shareholders’ equity		20,913	22,684
Other equity instruments		3,805	3,800
Issued capital and reserves attributable to equity holders of Aegon N.V.		24,718	26,485
Non-controlling interests		16	9
Group equity		24,734	26,494

Subordinated borrowings		767	759
Trust pass-through securities		156	157
Insurance contracts		119,569	123,042
Insurance contracts for account of policyholders		120,929	112,679
Investment contracts		19,572	17,718
Investment contracts for account of policyholders		84,774	90,119
Derivatives	14	8,878	10,890
Borrowings	18	13,153	12,445
Liabilities held for sale	19	8,816	-
Other liabilities		24,588	21,427
Total liabilities		401,201	389,236
Total equity and liabilities		425,935	415,729

Amounts for 2015 have been restated to reflect the voluntary change in accounting policies for deferred cost of reinsurance that was adopted by Aegon effective January 1, 2016. Furthermore a voluntary change in insurance accounting for business in United Kingdom was adopted by Aegon effective January 1, 2016 as well. Refer to note 2.1 Voluntary changes in accounting policies for details about these changes.

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Condensed Consolidated Interim Financial Statements Q4 2016	5

Condensed consolidated statement of changes in equity
EUR millions	Share capital [1]	Retained earnings	Revaluation reserves	Remeasurement of defined benefit plans	Other reserves	Other equity instruments	Issued capital and reserves [2]	Non- controlling interests	Total

Year ended December 31, 2016

At beginning of year	8,387	8,075	6,471	(1,532)	1,283	3,800	26,485	9	26,494

Net income / (loss) recognized in the income statement	-	586	-	-	-	-	586	-	586

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use	-	-	8	-	-	-	8	-	8
Remeasurements of defined benefit plans	-	-	-	(392)	-	-	(392)	-	(392)
Income tax relating to items that will not be reclassified	-	-	(3)	89	-	-	86	-	86

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	-	-	854	-	-	-	854	-	854
Gains / (losses) transferred to income statement on disposal and impairment of available-for-sale investments	-	-	(2,122)	-	-	-	(2,122)	-	(2,122)
Changes in cash flow hedging reserve	-	-	(54)	-	-	-	(54)	-	(54)
Movement in foreign currency translation and net foreign investment hedging reserves	-	-	(38)	16	91	-	69	-	69
Equity movements of joint ventures	-	-	-	-	9	-	9	-	9
Equity movements of associates	-	-	-	-	3	-	3	-	3
Income tax relating to items that may be reclassified	-	-	264	-	(39)	-	225	-	225
Other	-	(2)	-	-	-	-	(2)	6	4
Total other comprehensive income	-	(2)	(1,090)	(288)	64	-	(1,315)	6	(1,309)
Total comprehensive income / (loss) for 2016	-	584	(1,090)	(288)	64	-	(729)	7	(723)

Shares issued	1	-	-	-	-	-	1	-	1
Shares withdrawn	(10)	(372)	-	-	-	-	(382)	-	(382)
Issuance and purchase of (treasury) shares	-	(27)	-	-	-	-	(27)	-	(27)
Dividends paid on common shares	(186)	(304)	-	-	-	-	(490)	-	(490)
Dividend withholding tax reduction	-	(2)	-	-	-	-	(2)	-	(2)
Coupons on non-cumulative subordinated notes	-	(28)	-	-	-	-	(28)	-	(28)
Coupons on perpetual securities	-	(105)	-	-	-	-	(105)	-	(105)
Incentive plans	-	(9)	-	-	-	(3)	(12)	-	(12)
Participations	-	-	-	-	-	8	8	-	8
At end of period	8,193	7,812	5,381	(1,820)	1,347	3,805	24,718	16	24,734

Year ended December 31, 2015

At beginning of year (as previously stated)	8,597	9,076	8,308	(1,611)	(77)	3,827	28,120	9	28,129

Changes in accounting policies relating to deferred cost of reinsurance	-	(101)	-	-	(9)	-	(110)	-	(110)
At beginning of year (restated)	8,597	8,975	8,308	(1,611)	(86)	3,827	28,010	9	28,019
Net income / (loss) recognized in the income statement	-	(524)	-	-	-	-	(524)	1	(523)

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use	-	-	13	-	-	-	13	-	13
Remeasurements of defined benefit plans	-	-	-	240	-	-	240	-	240
Income tax relating to items that will not be reclassified	-	-	(2)	(75)	-	-	(77)	-	(77)

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	-	-	(2,175)	-	-	-	(2,175)	-	(2,175)
Gains / (losses) transferred to income statement on disposal and impairment of available-for-sale investments	-	-	(485)	-	-	-	(485)	-	(485)
Changes in cash flow hedging reserve	-	-	446	-	-	-	446	-	446
Movement in foreign currency translation and net foreign investment hedging reserves	-	-	-	(86)	1,505	-	1,419	-	1,419
Equity movements of joint ventures	-	-	-	-	(8)	-	(8)	-	(8)
Equity movements of associates	-	-	-	-	(1)	-	(1)	-	(1)
Disposal of group assets	-	-	(468)	-	(76)	-	(544)	-	(544)

Income tax relating to items that may be reclassified	-	-	836	-	(52)	-	783	-	783
Other	-	10	-	-	-	-	10	(1)	9
Total other comprehensive income	-	10	(1,837)	79	1,369	-	(379)	(1)	(380)
Total comprehensive income / (loss) for 2015	-	(514)	(1,837)	79	1,369	-	(903)	-	(903)

Shares issued	1	-	-	-	-	-	1	-	1
Issuance and purchase of (treasury) shares	-	52	-	-	-	-	52	-	52
Dividends paid on common shares	(211)	(292)	-	-	-	-	(503)	-	(503)
Dividend withholding tax reduction	-	1	-	-	-	-	1	-	1
Coupons on non-cumulative subordinated notes	-	(28)	-	-	-	-	(28)	-	(28)
Coupons on perpetual securities	-	(111)	-	-	-	-	(111)	-	(111)
Share options and incentive plans	-	(7)	-	-	-	(27)	(33)	-	(33)
At end of period	8,387	8,075	6,471	(1,532)	1,283	3,800	26,485	9	26,494

[1]	For a breakdown of share capital please refer to note 17.
[2]	Issued capital and reserves attributable to equity holders of Aegon N.V.

Amounts for 2015 have been restated to reflect the voluntary change in accounting policies for deferred cost of reinsurance that was adopted by Aegon effective January 1, 2016. Furthermore a voluntary change in insurance accounting for business in United Kingdom was adopted by Aegon effective January 1, 2016 as well. Refer to note 2.1 Voluntary changes in accounting policies for details about these changes.

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6	Condensed Consolidated Interim Financial Statements Q4 2016

Condensed consolidated cash flow statement
EUR millions	FY 2016	FY 2015

Cash flow from operating activities	3,311	914

Purchases and disposals of intangible assets	(22)	(52)
Purchases and disposals of equipment and other assets	(66)	(83)
Purchases, disposals and dividends of subsidiaries, associates and joint ventures	(990)	749
Cash flow from investing activities	(1,078)	615

Issuance and purchase of (treasury) shares	(623)	(213)
Dividends paid	(306)	(292)
Issuances, repurchases and coupons of perpetuals	(140)	(148)
Issuances, repurchases and coupons of non-cumulative subordinated notes	(38)	(38)
Issuances and repurchases subordinated perpetual liabilities (participations)	8	-
Issuances and repayments of borrowings	641	(2,095)
Cash flow from financing activities	(457)	(2,785)

Net increase / (decrease) in cash and cash equivalents	1,776	(1,257)
Net cash and cash equivalents at January 1	9,593	10,649
Effects of changes in foreign exchange rates	(23)	200
Net cash and cash equivalents at end of period	11,346	9,593

Cash and cash equivalents	11,347	9,594
Cash and cash equivalents classified as Assets held for sale	-	-
Bank overdrafts classified as other liabilities	(1)	-
Net cash and cash equivalents	11,346	9,593

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Condensed Consolidated Interim Financial Statements Q4 2016	7

Notes to the Condensed consolidated interim financial statements

Amounts in EUR millions, unless otherwise stated

Aegon N.V., incorporated and domiciled in the Netherlands, is a public limited liability company organized under Dutch law and recorded in the Commercial Register of The Hague under number 27076669 and with its registered address at Aegonplein 50, 2591 TV, The Hague, the Netherlands. Aegon N.V. serves as the holding company for the Aegon Group and has listings of its common shares in Amsterdam and New York.

Aegon N.V. (or ‘the Company’) and its subsidiaries (‘Aegon’ or ‘the Group’) have life insurance and pensions operations in more than 20 countries in the Americas, Europe and Asia and are also active in savings and asset management operations, accident and health insurance, general insurance and to a limited extent banking operations. Headquarters are located in The Hague, the Netherlands. The Group employs over 29,000 people worldwide.

1. Basis of presentation

The Condensed consolidated interim financial statements as at, and for the three months period and year ended, December 31, 2016, have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’, as adopted by the European Union (hereafter ‘IFRS’). They do not include all of the information required for a full set of financial statements prepared in accordance with IFRS and should therefore be read together with the 2015 consolidated financial statements of Aegon N.V. as included in Aegon’s Annual Report for 2015 and the disclosures provided in note 2.1 of this report which disclose the impact of voluntary changes in accounting policies that were made by Aegon effective January 1, 2016. Aegon’s Annual Report for 2015 is available on its website (aegon.com).

The Condensed consolidated interim financial statements have been prepared in accordance with the historical cost convention as modified by the revaluation of investment properties and those financial instruments (including derivatives) and financial liabilities that have been measured at fair value. Certain amounts in prior periods may have been reclassified to conform to the current year presentation. Except for the voluntary accounting changes implemented as of the first of January 2016, these reclassifications had no effect on net income, shareholders’ equity or earnings per share. The Condensed consolidated interim financial statements as at, and for the period ended December 31, 2016, were approved by the Executive Board on February 16, 2017.

The Condensed consolidated interim financial statements are presented in euro (EUR) and all values are rounded to the nearest million unless otherwise stated. The consequence is that the rounded amounts may not add up to the rounded total in all cases.

The published figures in these Condensed consolidated interim financial statements are unaudited.

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8	Condensed Consolidated Interim Financial Statements Q4 2016

2. Significant accounting policies

All accounting policies and methods of computation applied in the Condensed consolidated interim financial statements are the same as those applied in the 2015 consolidated financial statements, except for the newly applied accounting policies as described in note 2.1.

New IFRS accounting standards effective

The following standards, interpretations, amendments to standards and interpretations became effective in 2016:

t	IFRS 10, IFRS 12 and IAS 28 – Investment Entities: Applying the Consolidation Exception;
t	IFRS 11 Joint Arrangements – Amendment Accounting for Acquisition of Interests in Joint Operations;
t	IFRS 14 Regulatory Deferral Accounts;
t	IAS 1 – Amendment Disclosure Initiative;
t	IAS 27 Separate Financial Statements – Amendment Equity method in Separate Financial Statements;
t	IAS 16 and IAS 38 Clarification of Acceptable Methods of Depreciation and Amortization;
t	Annual improvements 2012-2014 Cycle.

None of these revised standards and interpretations had a significant effect on the Condensed consolidated interim financial statements as at and for the three months period and year ended December 31, 2016.

For a complete overview of IFRS standards, published before January 1, 2016, that will be applied in future years, and were not early adopted by the Group, please refer to Aegon’s Annual Report for 2015.

Future adoption of IFRS accounting standards

The IASB has issued an amendment related to IFRS 4 Insurance Contracts. The objective of these amendments is to address the temporary accounting consequences of the different effective dates of IFRS 9 - Financial Instruments and the forthcoming insurance contracts Standard. The amendments permit entities whose predominant activities are connected with insurance, to defer the application of IFRS 9 until 2021 (the ‘temporary exemption’); and permit all issuers of insurance contracts to recognise in other comprehensive income, rather than profit or loss, the volatility that could arise when IFRS 9 is applied before the new insurance contracts Standard is issued (the ‘overlay approach’). Aegon has decided to make use of the ‘temporary exemption’ to defer the application of IFRS 9 until 2021, as it meets the underlying qualifying criteria for doing so.

For these amendments EFRAG has issued a positive endorsement advice to the EU and expects the EU to come to a final endorsement decision in 2017.

Taxes

Taxes on income for the year, ended December 31, 2016, are calculated using the tax rate that is estimated to be applicable to total annual earnings.

Judgments and critical accounting estimates

Preparing the Condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions, including the likelihood, timing or amount of future transactions or events, that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from the estimates made.

In preparing the Condensed consolidated interim financial statements, significant judgments made by management in applying the Group’s accounting policies and the key sources of estimating uncertainty were not significantly different than those that were applied to the consolidated financial statements as at and for the year ended December 31, 2015, other than mentioned in the following paragraph “Actuarial assumptions and model updates”.

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Condensed Consolidated Interim Financial Statements Q4 2016	9

Actuarial assumption and model updates

Actuarial assumptions are reviewed and updated periodically, typically in the third quarter, based on historical experience and observable market data, including market transactions such as acquisitions and reinsurance transactions. As of Q3 2016 reporting of assumption updates has been changed in Aegon’s segment reporting. The results from assumption updates will be reported as part of ‘Other income / (charges)’, refer to note 3.2. Performance measure.

Exchange rates

Assets and liabilities are translated at the closing rates on the reporting date. Income, expenses and capital transactions (such as dividends) are translated at average exchange rates or at the prevailing rates on the transaction date, if more appropriate. The following exchange rates are applied for the Condensed consolidated interim financial statements:

Closing exchange rates

			USD	GBP
December 31, 2016	1	EUR	1.0548	0.8536
December 31, 2015	1	EUR	1.0863	0.7370

Weighted average exchange rates

			USD	GBP
Year ended December 31, 2016	1	EUR	1.1069	0.8187
Year ended December 31, 2015	1	EUR	1.1100	0.7256

2.1 Voluntary changes in accounting policies

On January 13, 2016, Aegon adopted voluntary changes in accounting policies, effective January 1, 2016, which are applied retrospectively for all periods presented. Firstly, Aegon adopted a group-wide accounting policy for reinsurance transactions that are entered into as part of a plan to exit a business. Also, Aegon made two voluntary accounting policy changes that better reflect its business strategy after restructuring in the United Kingdom. The changes in the United Kingdom do not impact other reporting units within Aegon as these are changes specific to Aegon UK. However, these changes do increase alignment with other reporting units within Aegon.

In the paragraphs below, details are provided for the changes in accounting policies including the impact on shareholders equity and net income.

Accounting related to certain reinsurance transactions

Aegon adopted one single group-wide accounting policy for reinsurance transactions that are entered into as part of a plan to exit a business. The previous accounting policy recorded a deferred cost of reinsurance which was subsequently amortized. Under the new accounting policy, when the Company enters into a reinsurance contract as part of a plan to exit a business, an immediate gain or loss will be recognized in the income statement.

For purposes of this accounting policy, a business is defined as “designated insurance liabilities to be disposed of through reinsurance transactions”. The insurance liabilities are designated according to their homogenous risk profiles, possible examples include but are not limited to geographical area, product type, distribution channel, policyholder profiles, and policy form or riders.

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10	Condensed Consolidated Interim Financial Statements Q4 2016

The accounting policy on Deferred cost of reinsurance effective as of January 1, 2016 is as follows:

A deferred cost of reinsurance is established when Aegon enters into a reinsurance transaction, except for reinsurance transactions that are entered into as part of a plan to exit a business. When Aegon enters into a reinsurance contract as part of a plan to exit a business, an immediate loss is recognized in the income statement. Upon reinsurance, Aegon is not relieved of its legal liabilities, so the reserves relating to the underlying reinsured contracts will continue to be reported in the consolidated statement of financial position during the contractual term of the underlying contracts.

When losses on buying reinsurance are deferred, the amortization is based on the assumptions of the underlying insurance contracts. The amortization is recognized in the income statement.

Insurance accounting for business in United Kingdom

In January 2016, Aegon announced the restructuring of its business and operations in the UK. This involves splitting the Aegon UK business into three components: the annuity business, the traditional pension book and the new digital solutions platform. By extracting the digital solutions platform from the rest of the business, management aims to ensure the focus and separate culture required to successfully build a viable and sustainably growing business over the longer term.

Aegon adopts two voluntary accounting policy changes that better reflect its business strategy after restructuring in the United Kingdom, only affecting Aegon UK. The changes involve the aggregation level at which the liability adequacy test is carried out and the definition of when a substantially modified contract will be derecognized.

The adjusted accounting policy effective on Liability adequacy testing as of January 1, 2016 for Aegon as a group and including insurance accounting for business in United Kingdom is as follows:

At each reporting date, the adequacy of the life insurance liabilities (including life insurance contracts for account of policyholders), net of VOBA (Value of business acquired) and DPAC (Deferred policy acquisition costs), is assessed using a liability adequacy test.

All tests performed within the Group are based on current estimates of all contractual future cash flows, including related cash flows from policyholder options and guarantees. A number of valuation methods are applied, including discounted cash flow methods, option pricing models and stochastic modelling. Aggregation levels are set either on geographical jurisdiction or at the level of portfolio of contracts that are subject to broadly similar risks and managed together as a single portfolio. Specifically, in the Netherlands the liability adequacy test is performed on a consolidated basis for all life and non-life business, whereas in the Americas and the UK it is performed at the level of the portfolio of contracts. To the extent that the tests involve discounting of future cash flows, the interest rate applied is based on market rates or is based on management’s expectation of the future return on investments. These future returns on investments take into account management’s best estimate related to the actual investments and, where applicable, reinvestments of these investments at maturity. Aegon the Netherlands, as required locally, adjusts the outcome of the liability adequacy test for the difference between the fair value and the book value of the assets that are measured at amortized cost in the balance sheet.

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Condensed Consolidated Interim Financial Statements Q4 2016	11

To the extent that the account balances are insufficient to meet future benefits and expenses, any resulting deficiency is recognized in the income statement, initially by impairing the DPAC and VOBA and subsequently by establishing an insurance liability for the remaining loss, unless shadow loss recognition has taken place. In the Netherlands, in situations where market interest rates for the valuation of debt securities leads to a change in the revaluation reserve, and where the result of using the same assumptions for the liabilities could lead to a deficiency in the liability adequacy test that should be recognized in the income statement, shadow loss recognition is applied. Shadow loss recognition is applied to the extent that the deficiency of the insurance liabilities relates to the revaluation of debt securities as a result of movements in interest rates, the addition to the insurance liabilities is then off set against the revaluation reserve. If in subsequent periods such a deficiency of the insurance liability is no longer applicable, shadow loss recognition is reversed via the revaluation reserve.

The adequacy of the non-life insurance liability is tested at each reporting date. Changes in expected claims that have occurred, but that have not been settled, are reflected by adjusting the liability for claims and future benefits. The reserve for unexpired risk is increased to the extent that the future claims and expenses in respect of current insurance contracts exceed the future premiums plus the current unearned premium reserve.

Level of aggregation

The previous accounting policy for the level of aggregation for the liability adequacy test in the United Kingdom was on a geographical basis, therefore the total Aegon UK book was considered as one population. After the announced restructuring, Aegon’s business in the United Kingdom has been split into different portfolios that are managed independently from one another. Management is of the opinion that the liability adequacy test should be disaggregated to a portfolio level to reflect this change in strategy. This change in the definition of portfolio for Aegon UK better aligns with other reporting units in the Group where insurance contracts are grouped consistent with the Company’s manner of acquiring, servicing and measuring the profitability of its insurance contracts.

Substantial modification

The previous accounting policy for Aegon’s business in the United Kingdom is to derecognize insurance contracts when legal extinguishment occurs. As the annuity business, the traditional pension book and the new digital solutions platform will be managed separately post-restructuring, Aegon has decided to change its accounting policy for Aegon UK to one that considers criteria from IAS 39 contract modification. Under these criteria a change should be significant enough to be considered an extinguishment of the existing contract and the issuance of a new contract. Aegon considers that this change in accounting policy is preferred as introducing a more sophisticated approach to contract modification is consistent with how the business will be managed post-restructuring. Furthermore, it will provide the user with information that is more relevant and that reliably reflects the economic substance of our transactions with our upgraded policyholders, as required by IFRS 4 and IAS 8, in relation to the nature of contract modifications. The change in accounting policy on Substantial modification effective as of January 1, 2016 is as follows: Within the United States, the Netherlands and the United Kingdom, substantially modified contracts are accounted for as extinguishment of the original liability and the recognition of a new liability.

Unaudited

12	Condensed Consolidated Interim Financial Statements Q4 2016

Details of the impact of the adjustments on comparative periods are provided in the following tables:

Impact of voluntary changes in accounting policies on condensed consolidated income statement
		FY 2015 (as previously reported) 1)	Change in accounting policy		FY 2015 (restated)
	Notes		Deferred cost of reinsurance	Insurance accounting in UK
EUR millions

Premium income	4	20,311	-	2,614	22,925
Benefits and expenses	8	33,325	(36)	2,763	36,052
Impairment charges / (reversals)	9	(22)	-	1,274	1,251

Income tax (expense) / benefit		(134)	(26)	270	111

Impact on net income			10	(1,153)

Earnings per share (EUR per share)	17
Basic earnings per common share		0.23	-	(0.54)	(0.31)
Basic earnings per common share B		0.01	-	(0.01)	(0.01)
Diluted earnings per common share		0.23	-	(0.54)	(0.31)
Diluted earnings per common share B		0.01	-	(0.01)	(0.01)

Earnings per share calculation	17
Net income / (loss) attributable to equity holders of Aegon N.V.		619	10	(1,153)	(524)
Coupons on other equity instruments		(139)	-	-	(139)
Earnings attributable to common shares and common shares B		479	10	(1,153)	(663)

Weighted average number of common shares outstanding (in million)		2,101	-	-	2,101
Weighted average number of common shares B outstanding (in million)		584	-	-	584
[1]	As reported in Aegon’s 2015 Annual Report dated March 25, 2016.

Impact of voluntary changes in accounting policies on condensed consolidated income statement
		Q4 2015 (as previously reported)	Change in accounting policy		Q4 2015 (restated)
	Notes		Deferred cost of reinsurance	Insurance accounting in UK
EUR millions

Premium income	4	4,901	-	508	5,409
Benefits and expenses	8	13,305	(7)	541	13,839
Impairment charges / (reversals)	9	(40)	-	1,274	1,234

Income tax (expense) / benefit		(52)	(6)	247	189

Impact on net income			1	(1,059)

Earnings per share (EUR per share)	17
Basic earnings per common share		0.21	-	(0.50)	(0.29)
Basic earnings per common share B		0.01	-	(0.01)	(0.01)
Diluted earnings per common share		0.21	-	(0.50)	(0.29)
Diluted earnings per common share B		0.01	-	(0.01)	(0.01)

Earnings per share calculation	17
Net income / (loss) attributable to equity holders of Aegon N.V.		477	1	(1,059)	(581)
Coupons on other equity instruments		(35)	-	-	(35)
Earnings attributable to common shares and common shares B		442	1	(1,059)	(616)

Weighted average number of common shares outstanding (in million)		2,109	-	-	2,109
Weighted average number of common shares B outstanding (in million)		585	-	-	585

Unaudited

Condensed Consolidated Interim Financial Statements Q4 2016	13

Impact of voluntary changes in accounting policies on condensed consolidated statement of comprehensive income
	FY 2015 (as previously reported) 1)	Change in accounting policy		FY 2015 (restated)
		Deferred cost of reinsurance	Insurance accounting in UK
EUR millions

Net income	619	10	(1,153)	(523)

Items that may be reclassified subsequently to profit or loss:
Movement in foreign currency translation and net foreign investment hedging reserves	1,414	(12)	18	1,419
Impact on comprehensive income		(2)	(1,135)

Total comprehensive income / (loss) attributable to:
Equity holders of Aegon N.V.	234	(2)	(1,135)	(903)
Non-controlling interests	-	-	-	-
[1]	As reported in Aegon’s 2015 Annual Report dated March 25, 2016.

Impact of voluntary changes in accounting policies on condensed consolidated statement of comprehensive Income
	Q4 2015 (as previously reported)	Change in accounting policy		Q4 2015 (restated)
		Deferred cost of reinsurance	Insurance accounting in UK
EUR millions

Net income	478	1	(1,059)	(580)

Items that may be reclassified subsequently to profit or loss:
Movement in foreign currency translation and net foreign investment hedging reserves	337	(3)	17	350
Impact on comprehensive income		(2)	(1,042)

Total comprehensive income / (loss) attributable to:
Equity holders of Aegon N.V.	(129)	(2)	(1,042)	(1,174)
Non-controlling interests	1	-	-	1

Unaudited

14	Condensed Consolidated Interim Financial Statements Q4 2016

Impact of voluntary changes in accounting policies on the condensed consolidated statement of financial position
		December 31, 2015 (as previously reported) 1)	Change in accounting policy		December 31, 2015 (restated)
	Notes		Deferred cost of reinsurance	Insurance accounting in UK
EUR millions

Assets
Intangible assets	11	2,110	-	(210)	1,901
Deferred expenses	16	12,547	(358)	(1,192)	10,997

Equity and liabilities
Shareholders’ equity		23,931	(112)	(1,135)	22,684

Insurance contracts		123,042	-	-	123,042
Investment contracts		17,718	-	-	17,718
Other liabilities		21,940	(247)	(266)	21,427
[1]	As reported in Aegon’s 2015 Annual Report dated March 25, 2016.

Impact of voluntary changes in accounting policies on condensed consolidated statement of changes in equity
	December 31, 2015 (as previously reported) 1)	Change in accounting policy		December 31, 2015 (restated)
		Deferred cost of reinsurance	Insurance accounting in UK
EUR millions

Share capital	8,387	-	-	8,387
Retained earnings	9,319	(91)	(1,153)	8,075
Revaluation reserves	6,471	-	-	6,471
Remeasurement of defined benefit plans	(1,532)	-	-	(1,532)
Other reserves	1,286	(21)	18	1,283
Shareholders’ equity	23,931	(112)	(1,135)	22,684
[1]	As reported in Aegon’s 2015 Annual Report dated March 25, 2016.

Unaudited

Condensed Consolidated Interim Financial Statements Q4 2016	15

3. Segment information

3.1 Income statement

The following table presents Aegon’s segment results after reflecting the voluntary changes in accounting policies (as presented in note 2.1) that came into effect as of January 1, 2016 and the impact of the change in the measurement of actuarial and economic assumption updates, as described in 3.2 and implemented in Q3 2016. Also refer to paragraph 3.4 for an overview of the impact on the comparative numbers of the changes in Aegon’s segment reporting in 2016.

EUR millions	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe	Asia	Asset Management	Holding and other activities	Eliminations	Segment total	Joint ventures and associates eliminations	Consolidated
Three months ended December 31, 2016

Underlying earnings before tax	388	134	23	14	3	174	13	35	(54)	(3)	554	17	571
Fair value items	(226)	202	(31)	-	(1)	171	(11)	-	53	-	(13)	(22)	(35)
Realized gains / (losses) on investments	(18)	47	4	-	1	52	2	-	-	-	36	(1)	35
Impairment charges	(3)	(8)	-	(1)	-	(9)	-	(5)	-	-	(17)	-	(17)
Impairment reversals	8	8	-	-	-	8	-	-	-	-	16	-	16
Other income / (charges)	(27)	34	(20)	(23)	-	(9)	-	(1)	(1)	-	(38)	-	(38)
Run-off businesses	(1)	-	-	-	-	-	-	-	-	-	(1)	-	(1)
Income / (loss) before tax	121	418	(24)	(10)	3	387	5	28	(2)	(3)	536	(5)	531
Income tax (expense) / benefit	35	(91)	19	(8)	(2)	(81)	(14)	(10)	4	-	(66)	5	(61)
Net income / (loss)	157	326	(4)	(18)	1	306	(9)	18	2	(3)	470	-	470
Inter-segment underlying earnings	(53)	(25)	(17)	(3)	-	(45)	18	60	20

Revenues
Life insurance gross premiums	1,958	400	2,739	102	58	3,299	309	-	-	(21)	5,546	(112)	5,433
Accident and health insurance	548	29	8	-	-	37	24	-	(4)	-	605	(1)	604
General insurance	-	36	-	44	23	103	-	-	1	(1)	103	(23)	80
Total gross premiums	2,506	465	2,746	147	81	3,439	333	-	(2)	(22)	6,254	(137)	6,118
Investment income	970	487	396	12	16	910	62	1	102	(101)	1,944	(16)	1,927
Fee and commission income	408	88	30	9	4	131	15	157	-	(62)	649	(42)	607
Other revenues	2	-	-	-	1	1	-	-	1	-	4	(1)	3
Total revenues	3,886	1,040	3,172	168	101	4,482	410	157	101	(185)	8,851	(197)	8,654
Inter-segment revenues	-	-	-	-	-	1	20	62	103

EUR millions	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe	Asia	Asset Management	Holding and other activities	Eliminations	Segment total	Joint ventures and associates eliminations	Consolidated
Three months ended December 31, 2015

Underlying earnings before tax	291	135	(9)	13	3	142	3	38	(39)	-	435	8	443
Fair value items	(64)	(71)	(28)	-	-	(99)	6	-	(1)	-	(159)	(15)	(174)
Realized gains / (losses) on investments	(22)	33	46	1	-	79	1	-	-	-	58	-	58
Impairment charges	(11)	(8)	-	(1)	-	(9)	-	-	-	-	(20)	(21)	(41)
Impairment reversals	83	2	-	-	-	2	-	-	-	-	84	-	84
Other income / (charges)	(10)	93	(1,260)	(2)	17	(1,152)	(18)	(1)	-	-	(1,181)	21	(1,160)
Run-off businesses	21	-	-	-	-	-	-	-	-	-	21	-	21
Income / (loss) before tax	288	183	(1,251)	12	19	(1,038)	(8)	37	(40)	-	(762)	(7)	(769)
Income tax (expense) / benefit	(43)	(43)	263	(2)	(1)	216	-	(12)	20	-	182	7	189
Net income / (loss)	245	140	(988)	9	18	(821)	(8)	25	(20)	-	(580)	-	(580)
Inter-segment underlying earnings	(58)	(13)	(16)	(3)	-	(33)	19	70	2

Revenues
Life insurance gross premiums	1,844	483	1,940	108	49	2,579	356	-	1	(27)	4,752	(106)	4,646
Accident and health insurance	560	36	10	-	-	47	23	-	2	(2)	630	(1)	629
General insurance	-	92	-	41	22	155	-	-	1	-	156	(22)	134
Total gross premiums	2,404	612	1,950	149	71	2,781	379	-	4	(29)	5,538	(129)	5,409
Investment income	919	558	612	11	10	1,191	53	1	102	(102)	2,165	(12)	2,153
Fee and commission income	417	91	24	9	4	127	12	173	-	(75)	654	(47)	607
Other revenues	1	-	-	-	1	-	-	(1)	5	-	5	(1)	3
Total revenues	3,741	1,260	2,586	168	85	4,099	444	172	111	(206)	8,362	(188)	8,173
Inter-segment revenues	7	-	-	-	-	-	26	69	104

Unaudited

16	Condensed Consolidated Interim Financial Statements Q4 2016

EUR millions	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe	Asia	Asset Management	Holding and other activities	Eliminations	Segment total	Joint ventures and associates eliminations	Consolidated
Year ended December 31, 2016

Underlying earnings before taxgeographically	1,249	534	59	55	8	655	21	149	(162)	-	1,913	48	1,960
Fair value items	(521)	(33)	(7)	-	(1)	(41)	(9)	-	(74)	-	(645)	(72)	(717)
Realized gains / (losses) on investments	(13)	189	153	-	(1)	342	8	3	-	-	340	(6)	334
Impairment charges	(72)	(29)	-	1	-	(27)	(1)	(5)	(7)	1	(113)	-	(112)
Impairment reversals	42	17	-	-	-	17	-	-	-	(1)	58	-	58
Other income / (charges)	(100)	44	(678)	(23)	-	(658)	(5)	(2)	(6)	-	(771)	-	(771)
Run-off businesses	54	-	-	-	-	-	-	-	-	-	54	-	54
Income / (loss) before tax	638	721	(474)	34	6	288	14	145	(249)	-	836	(31)	805
Income tax (expense) / benefit	(80)	(155)	18	(15)	(8)	(161)	(27)	(48)	65	-	(250)	31	(219)
Net income / (loss)	558	566	(456)	19	(2)	127	(13)	97	(183)	-	586	-	586
Inter-segment underlying earnings	(194)	(95)	(87)	(14)	(1)	(197)	74	234	84

Revenues
Life insurance gross premiums	7,363	2,015	9,888	399	191	12,493	1,121	-	6	(84)	20,898	(498)	20,400
Accident and health insurance	2,204	210	36	1	73	320	104	-	(4)	-	2,624	(15)	2,609
General insurance	-	266	-	179	92	536	-	-	5	(5)	536	(92)	444
Total gross premiums	9,567	2,491	9,924	578	355	13,348	1,225	-	7	(89)	24,058	(606)	23,453
Investment income	3,717	2,135	1,661	45	45	3,886	232	3	406	(403)	7,841	(54)	7,788
Fee and commission income	1,651	350	95	36	14	495	61	632	-	(242)	2,596	(188)	2,408
Other revenues	4	-	-	-	2	2	-	1	3	-	11	(4)	7
Total revenues	14,940	4,976	11,680	659	416	17,732	1,517	636	416	(734)	34,507	(852)	33,655
Inter-segment revenues	-	3	-	-	-	3	79	243	409

EUR millions	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe	Asia	Asset Management	Holding and other activities	Eliminations	Segment total	Joint ventures and associates eliminations	Consolidated
Year ended December 31, 2015

Underlying earnings before taxgeographically	1,278	537	(27)	37	12	559	20	170	(163)	2	1,867	34	1,901
Fair value items	(691)	7	(25)	-	-	(18)	7	-	(68)	-	(771)	(59)	(830)
Realized gains / (losses) on investments	(74)	306	103	2	-	411	7	3	-	-	346	(8)	338
Impairment charges	(43)	(25)	-	(2)	-	(27)	-	-	-	-	(70)	(21)	(91)
Impairment reversals	114	5	-	-	-	5	-	-	-	-	119	-	119
Other income / (charges)	(913)	27	(1,247)	(2)	17	(1,205)	(61)	(1)	-	-	(2,180)	21	(2,159)
Run-off businesses	88	-	-	-	-	-	-	-	-	-	88	-	88
Income / (loss) before tax	(241)	857	(1,196)	35	29	(275)	(27)	172	(230)	2	(601)	(33)	(634)
Income tax (expense) / benefit	6	(196)	268	(11)	(7)	54	(3)	(50)	71	-	78	33	111
Net income / (loss)	(235)	661	(928)	24	22	(221)	(30)	121	(159)	2	(523)	-	(523)
Inter-segment underlying earnings	(220)	(55)	(63)	(14)	-	(131)	77	264	10

Revenues
Life insurance gross premiums	7,046	2,240	8,465	477	174	11,356	1,713	-	4	(106)	20,013	(431)	19,583
Accident and health insurance	2,266	234	47	1	64	345	105	-	6	(6)	2,717	(14)	2,703
General insurance	-	473	-	164	80	717	-	-	2	-	720	(80)	640
Total gross premiums	9,312	2,947	8,512	642	317	12,419	1,819	-	13	(112)	23,450	(524)	22,925
Investment income	3,680	2,277	2,331	45	41	4,693	194	7	392	(391)	8,576	(51)	8,525
Fee and commission income	1,704	351	98	39	13	501	62	650	-	(284)	2,633	(195)	2,438
Other revenues	9	-	-	-	2	2	-	-	7	-	19	(5)	14
Total revenues	14,705	5,575	10,941	726	373	17,615	2,076	657	412	(787)	34,677	(775)	33,902
Inter-segment revenues	24	2	-	-	-	2	101	261	399

Impact from 2016 assumption and model updates

In 2016 a charge of EUR 118 million (2015: EUR 131 million charge) has been recorded in other income/ (charges) in respect of model and assumption updates. The impact is mainly attributable to Aegon’s business in the Americas and the Netherlands. Assumption changes and model updates in the Americas from long-term care led to a net negative impact of EUR 100 million. These were the result of experience updates including morbidity, termination rates and utilization assumptions. For the other business lines in the Americas, assumption changes and model updates largely offset each other. The main items were the refinement of modelling of crediting rates on indexed universal life policies and management actions, which together offset lower lapse assumptions on certain secondary guarantee universal life insurance blocks. A review of expenses led to an update of the expense assumption in VA Europe leading to a loss of DAC recoverability resulting in a EUR 31 million adverse impact. In the Netherlands, model updates in the guarantee provision resulted in a benefit of EUR 56 million.

Unaudited

Condensed Consolidated Interim Financial Statements Q4 2016	17

3.2 Performance measure

Aegon’s segment information is prepared by consolidating on a proportionate basis Aegon’s joint ventures and associated companies.

Performance measure

A performance measure of reporting segments utilized by the Company is underlying earnings before tax. Underlying earnings before tax reflects Aegon’s profit from underlying business operations and excludes components that relate to accounting mismatches that are dependent on market volatility, updates to best estimate actuarial and economic assumptions and model updates or events that are considered outside the normal course of business. As of Q3 2016 results from assumption updates will no longer be reported as part of underlying earnings but as part of Other income / (charges) – refer to the paragraph below ‘Change in measurement of Performance measure’ below.

Aegon believes that its performance measure, underlying earnings before tax, provides meaningful information about the underlying results of Aegon’s business, including insight into the financial measures that Aegon’s senior management uses in managing the business. Among other things, Aegon’s senior management is compensated based in part on Aegon’s results against targets using underlying earnings before tax. While many other insurers in Aegon’s peer group present substantially similar performance measures, the performance measures presented in this document may nevertheless differ from the performance measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards.

The reconciliation from underlying earnings before tax to income before tax, being the most comparable IFRS measure, is presented in the tables in this note.

The items that are excluded from underlying earnings before tax as described further below are: fair value items, realized gain or losses on investments, impairment charges/reversals, other income or charges, run-off businesses and share in earnings of joint ventures and associates.

Change in measurement of Performance measure

As of Q3 2016, Aegon changed the measurement of underlying earnings before tax to exclude the impact of actuarial assumption updates. In addition, the impact from updates to actuarial assumptions, as well as model updates and updates to economic assumptions previously recorded in fair value items, are recorded in Other income / (charges) as of this quarter. The impact of assumption updates are reflected as part of other income/(charges) rather than as part of underlying earnings before tax or fair value items. Following this change all management best estimate assumptions, both actuarial and economic, will continue to be reflected in underlying earnings. However, updates to these assumptions, often representing the present value of multiple performance years, either retrospectively or prospectively, will not. Actuarial assumption updates result from experience studies or market observable data (e.g. third party expert judgments), which are usually performed on an annual basis. These experience studies and judgments may or may not result in resetting management’s expectations in regard to actuarial assumptions (e.g. mortality rates, lapse rates, expenses, management actions etc.), deviating from initial or historic assumptions applied in determining the Company’s financial results. The impact of such updates could be either positive or negative on the Company’s financial results. Since Q3 2015, management already reported the impact of model updates in other income/(charges). By presenting the impacts from assumption and model updates in one place, management believes it increases the transparency of Aegon’s results.

Unaudited

18	Condensed Consolidated Interim Financial Statements Q4 2016

For segment reporting purposes, the impact of this change in measurement for assumption updates on full year 2015 would have been an increase in Aegon Group consolidated underlying earnings before tax of EUR 77 million and a decrease in fair value items of EUR 151 million, resulting in an increase in other income/ (charges) of EUR 74 million. There is no impact on net income in any of the reporting periods. Comparative numbers have been restated in Aegon’s segment reporting note, enabling a like for like comparison. The presentation of the items in the IFRS income statement will remain unchanged and continue to be part of the line ‘Policyholder claims and benefits’. Refer to paragraph 3.4.3. for the impact for year ended December 31, 2015.

Fair value items

Fair value items include the over- or underperformance of investments and guarantees held at fair value for which the expected long-term return is included in underlying earnings before tax.

In addition, hedge ineffectiveness on hedge transactions, fair value changes on economic hedges without natural offset in earnings and for which no hedge accounting is applied and fair value movements on real estate are included under fair value items.

Certain assets held by Aegon are carried at fair value and managed on a total return basis, with no offsetting changes in the valuation of related liabilities. These include assets such as investments in hedge funds, private equities, real estate (limited partnerships), convertible bonds and structured products. Underlying earnings before tax exclude any over- or underperformance compared to management’s long-term expected return on assets. Based on current holdings and asset returns, the long-term expected return on an annual basis is 8-10%, depending on asset class, including cash income and market value changes. The expected earnings from these asset classes are net of deferred policy acquisition costs (DPAC) where applicable.

In addition, certain products offered by Aegon Americas contain guarantees and are reported on a fair value basis and the total return annuities and guarantees on variable annuities. The earnings on these products are impacted by movements in equity markets and risk-free interest rates. Short-term developments in the financial markets may therefore cause volatility in earnings. Included in underlying earnings before tax is a long-term expected return on these products and excluded is any over- or underperformance compared to management’s expected return.

The fair value movements of certain guarantees and the fair value change of derivatives that hedge certain risks on these guarantees of Aegon the Netherlands, VA Europe (included in United Kingdom) and Japan are excluded from underlying earnings before tax, and the long-term expected return for these guarantees is set at zero. In addition, fair value items include market related results on our loyalty bonus reserves in the United Kingdom. The value of these reserves are directly related to policyholder investments which value is directly impacted by movements in equity and bond markets.

Holding and other activities include certain issued bonds that are held at fair value through profit or loss (FVTPL). The interest rate risk on these bonds is hedged using swaps. The fair value movement resulting from changes in Aegon’s credit spread used in the valuation of these bonds are excluded from underlying earnings before tax and reported under fair value items.

Realized gains or losses on investments

Includes realized gains and losses on available-for-sale investments, mortgage loans and other loan portfolios.

Unaudited

Condensed Consolidated Interim Financial Statements Q4 2016	19

Impairment charges/reversals

Impairment charges include impairments on available-for-sale debt securities, shares including the effect of deferred policyholder acquisition costs, mortgage loans and other loan portfolios at amortized cost, joint ventures and associates. Impairment reversals include reversals on available-for-sale debt securities.

Other income or charges

Other income or charges includes: a) items which cannot be directly allocated to a specific line of business; b) the impact of assumption and model updates used to support calculations of our liabilities for insurance and investment contracts sold to policyholders and related assets; and c) items that are outside the normal course of business, including restructuring charges. In the Condensed consolidated interim financial statements, these restructuring charges are included in operating expenses. Actuarial assumption and model updates are recorded in Claims and Benefits in the IFRS income statement.

Run-off businesses

Includes underlying results of business units where management has decided to exit the market and to run-off the existing block of business. Currently, this line includes results related to the run-off of the institutional spread-based business, structured settlements blocks of business, bank-owned and corporate-owned life insurance (BOLI/COLI) business, and the sale of the life reinsurance business in the United States. Aegon has other blocks of business for which sales have been discontinued and of which the earnings are included in underlying earnings before tax.

Share in earnings of joint ventures and associates

Earnings from Aegon’s joint ventures in the Netherlands, Mexico, Spain, Portugal, China and Japan and Aegon’s associates in India, Brazil, the Netherlands, United Kingdom, Mexico and France are reported on an underlying earnings before tax basis.

Unaudited

20	Condensed Consolidated Interim Financial Statements Q4 2016

3.3 Investments

Amounts included in the tables on investments are presented on an IFRS basis.

December 31, 2016	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe	Asia	Asset Management	Holdings and other activities	Eliminations	EUR millions Total EUR
Investments
Shares	793	334	84	35	4	457	-	2	62	-	1,314
Debt securities	70,766	23,741	2,036	633	683	27,093	5,310	-	-	-	103,169
Loans	10,820	28,627	-	303	45	28,975	18	-	-	-	39,812
Other financial assets	9,924	358	115	10	-	483	-	88	23	-	10,519
Investments in real estate	743	1,238	-	3	15	1,256	-	-	-	-	1,999
Investments general account	93,046	54,298	2,236	983	747	58,264	5,328	90	85	-	156,813
Shares	-	9,689	15,503	295	13	25,499	-	-	-	(7)	25,492
Debt securities	4,779	15,434	9,847	235	10	25,526	-	-	-	-	30,305
Unconsolidated investment funds	102,534	-	36,600	879	64	37,543	-	-	-	-	140,077
Other financial assets	27	2,862	4,150	9	1	7,022	-	-	-	-	7,049
Investments in real estate	-	-	686	-	-	686	-	-	-	-	686
Investments for account of policyholders	107,341	27,985	66,786	1,418	88	96,276	-	-	-	(7)	203,610
Investments on balance sheet	200,387	82,283	69,021	2,401	834	154,540	5,328	90	85	(7)	360,423
Off balance sheet investments third parties	240,072	952	5,333	3,154	507	9,946	2,734	130,889	-	(864)	382,776
Total revenue generating investments	440,458	83,235	74,354	5,556	1,342	164,487	8,061	130,979	85	(871)	743,200
Investments
Available-for-sale	77,918	23,044	2,152	660	687	26,544	5,289	87	23	-	109,860
Loans	10,820	28,627	-	303	45	28,975	18	-	-	-	39,812
Financial assets at fair value through profit or loss	110,906	29,374	66,183	1,436	88	97,080	21	4	62	(7)	208,066
Investments in real estate	743	1,238	686	3	15	1,942	-	-	-	-	2,685
Total investments on balance sheet	200,387	82,283	69,021	2,401	834	154,540	5,328	90	85	(7)	360,423
Investments in joint ventures	7	877	-	-	495	1,373	134	99	-	-	1,614
Investments in associates	95	21	8	2	-	30	21	125	(1)	-	270
Other assets	31,003	15,260	12,718	293	170	28,426	3,122	293	31,107	(30,338)	63,627
Consolidated total assets	231,493	98,441	81,747	2,696	1,500	184,370	8,604	607	31,192	(30,345)	425,935

December 31, 2015	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe	Asia	Asset Management	Holdings and other activities	Eliminations	EUR millions Total EUR
Investments
Shares	652	136	506	38	2	682	-	2	124	-	1,460
Debt securities	65,284	23,370	13,185	525	636	37,715	4,391	-	-	-	107,390
Loans	10,062	28,007	-	340	62	28,409	19	-	88	-	38,577
Other financial assets	10,783	335	160	6	2	503	-	72	18	-	11,376
Investments in real estate	840	1,148	-	2	-	1,150	-	-	-	-	1,990
Investments general account	87,620	52,996	13,850	911	702	68,459	4,409	74	230	-	160,792
Shares	-	9,174	17,274	247	12	26,707	-	-	-	(8)	26,699
Debt securities	4,967	14,642	11,728	256	13	26,640	-	-	-	-	31,606
Unconsolidated investment funds	96,187	17	37,622	959	61	38,658	-	-	-	-	134,845
Other financial assets	10	2,923	3,115	6	1	6,044	-	-	-	-	6,054
Investments in real estate	-	-	1,022	-	-	1,022	-	-	-	-	1,022
Investments for account of policyholders	101,164	26,756	70,760	1,468	87	99,070	-	-	-	(8)	200,226
Investments on balance sheet	188,784	79,752	84,610	2,379	789	167,529	4,409	74	230	(8)	361,019
Off balance sheet investments third parties	212,704	897	3,899	2,855	508	8,158	2,317	127,329	-	(1,069)	349,440
Total revenue generating investments	401,487	80,648	88,509	5,234	1,297	175,687	6,727	127,404	230	(1,077)	710,458
Investments
Available-for-sale	72,761	22,479	13,534	545	638	37,195	4,370	65	18	-	114,409
Loans	10,062	28,007	-	340	62	28,409	19	-	88	-	38,577
Financial assets at fair value through profit or loss	105,121	28,119	70,054	1,493	88	99,753	21	9	124	(8)	205,020
Investments in real estate	840	1,148	1,022	2	-	2,171	-	-	-	-	3,012
Total investments on balance sheet	188,784	79,752	84,610	2,379	789	167,529	4,409	74	230	(8)	361,019
Investments in joint ventures	7	837	-	-	505	1,341	101	109	3	-	1,561
Investments in associates	75	19	9	-	-	28	12	126	-	-	242
Other assets	27,396	17,349	5,204	322	124	22,984	3,070	304	31,020	(31,881)	52,908
Consolidated total assets	216,262	97,956	89,822	2,701	1,417	191,882	7,592	613	31,254	(31,889)	415,729

Unaudited

Condensed Consolidated Interim Financial Statements Q4 2016	21

3.4 Changes to Aegon’s segment reporting

During 2016 Aegon made changes which affected its segment reporting:

t	Change to Aegon’s operating segments (paragraph 3.4.1)
t	Voluntary changes in accounting policies (paragraph 3.4.2)
t	Change in measurement of underlying earnings before tax (paragraph 3.4.3)

3.4.1 Change to Aegon’s operating segments

Aegon’s most recent segment reporting was established in 2010 considering the requirements outlined in IFRS 8 – Operating Segments. IFRS 8 requires operating segments to be defined in line with how the ‘chief operating decision maker’ (CODM, i.e. Aegon’s Executive Board) manages the business. Between 2010 and 2015 Aegon had the following reportable segments: Americas, The Netherlands, United Kingdom, New Markets and Holdings and other activities. New Markets was established to aggregate Aegon’s emerging businesses and global / European initiatives which is a combination of the following operating segments: Central & Eastern Europe, Asia, Spain & Portugal, Asset Management and Variable Annuities Europe (VA Europe). Under IFRS 8 these operating segments were aggregated as one reportable segment due to their respective size.

Given that Aegon changed its managerial view to geographical areas and underlying businesses have developed since 2010, Aegon has evolved the way it manages its businesses including the internal managerial reports it uses to manage the businesses. Alignment of segment reporting with those changes and developments have been put in place in 2016 reflecting Aegon’s announcements related to its strategic plan. Accordingly as of January 1, 2016 Aegon adopted refinements to its segment reporting including presenting the operating segments as described above and introducing a separate presentation of the asset management business. The following will be reported from 2016 onwards:

t	Americas: one operating segment which covers business units in the United States, Brazil and Mexico, including any of the units’ activities located outside these countries;
t	Europe: which covers the following operating segments: the Netherlands, United Kingdom (including VA Europe), Central & Eastern Europe and Spain & Portugal;
t	Asia: one operating segment which covers businesses operating in Hong Kong, China, Japan, India and Indonesia including any of the units’ activities located outside these countries;
t	Asset Management: one operating segment which covers business activities from Aegon Asset Management;
t	Holding and other activities: one operating segment which includes financing, employee and other administrative expenses of holding companies.

For Europe, the underlying businesses (the Netherlands, United Kingdom including VA Europe, Central & Eastern Europe and Spain & Portugal) are separate operating segments which under IFRS 8 cannot be aggregated, therefore further details will be provided for these operating segments.

The change in segment reporting does not have an impact on the financial position, results of operations or cash flows of Aegon.

Unaudited

22	Condensed Consolidated Interim Financial Statements Q4 2016

The following table presents Aegon’s segment results as reported in the 2015 Condensed Consolidated Interim Financial Statements:

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Segment Total	Joint ventures and associates eliminations	Consolidated
Year ended December 31, 2015

Underlying earnings before tax	1,200	537	125	236	(163)	2	1,939	34	1,973
Fair value items	(589)	55	(27)	8	(68)	-	(620)	(59)	(679)
Realized gains / (losses) on investments	(74)	306	95	20	-	-	346	(8)	338
Impairment charges	(43)	(25)	-	(2)	-	-	(70)	(21)	(91)
Impairment reversals	114	5	-	-	-	-	119	-	119
Other income / (charges)	(938)	(22)	27	(47)	-	-	(980)	21	(959)
Run-off businesses	52	-	-	-	-	-	52	-	52
Income / (loss) before tax	(277)	857	220	215	(230)	2	786	(33)	754
Income tax (expense) / benefit	31	(196)	(2)	(71)	71	-	(167)	33	(134)
Net income / (loss)	(246)	661	218	144	(159)	2	619	-	619
Inter-segment underlying earnings	(220)	(55)	(75)	339	10

Revenues
Life insurance gross premiums	7,046	2,240	5,650	2,565	4	(106)	17,400	(431)	16,969
Accident and health insurance	2,266	234	47	170	6	(6)	2,717	(14)	2,703
General insurance	-	473	-	244	2	-	720	(80)	640
Total gross premiums	9,312	2,947	5,697	2,979	13	(112)	20,836	(524)	20,311
Investment income	3,680	2,277	2,327	291	387	(385)	8,576	(51)	8,525
Fee and commission income	1,704	351	43	813	-	(278)	2,633	(195)	2,438
Other revenues	9	-	-	2	7	-	19	(5)	14
Total revenues	14,705	5,575	8,067	4,086	406	(776)	32,064	(775)	31,289
Inter-segment revenues	24	2	-	356	393

The following table presents Aegon’s segment result after adoption of the refinements of its segment reporting:

EUR millions	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe	Asia	Asset Management	Holding and other activities	Eliminations	Segment Total	Joint ventures and associates eliminations	Consolidated
Year ended December 31, 2015

Underlying earnings before tax	1,200	537	123	37	12	709	20	170	(162)	2	1,939	34	1,973
Fair value items	(589)	55	(25)	-	-	30	7	-	(67)	-	(620)	(59)	(679)
Realized gains / (losses) on investments	(74)	306	103	2	-	411	7	3	-	-	346	(8)	338
Impairment charges	(43)	(25)	-	(2)	-	(27)	-	-	-	-	(70)	(21)	(91)
Impairment reversals	114	5	-	-	-	5	-	-	-	-	119	-	119
Other income / (charges)	(938)	(22)	27	(2)	17	20	(61)	(1)	-	-	(980)	21	(959)
Run-off businesses	52	-	-	-	-	-	-	-	-	-	52	-	52
Income / (loss) before tax	(277)	857	227	35	29	1,148	(27)	172	(230)	2	786	(33)	754
Income tax (expense) / benefit	31	(196)	(3)	(11)	(7)	(216)	(3)	(50)	70	-	(167)	33	(134)
Net income / (loss)	(246)	661	225	24	22	932	(30)	121	(159)	2	619	-	619
Inter-segment underlying earnings	(220)	(55)	(63)	(14)	-	(131)	77	264	10

Revenues
Life insurance gross premiums	7,046	2,240	5,852	477	174	8,742	1,714	-	4	(106)	17,400	(431)	16,969
Accident and health insurance	2,266	234	47	1	64	346	105	-	6	(6)	2,717	(14)	2,703
General insurance	-	473	-	164	80	717	-	-	2	-	720	(80)	640
Total gross premiums	9,312	2,947	5,899	642	317	9,805	1,819	-	13	(112)	20,836	(524)	20,311
Investment income	3,680	2,277	2,330	45	41	4,693	194	7	392	(391)	8,576	(51)	8,525
Fee and commission income	1,704	351	98	39	13	501	62	650	-	(284)	2,633	(195)	2,438
Other revenues	9	-	-	0	2	2	-	-	7	-	19	(5)	14
Total revenues	14,705	5,575	8,327	726	373	15,001	2,075	657	412	(787)	32,064	(775)	31,289
Inter-segment revenues	24	2	-	-	-	2	101	262	399

3.4.2 Voluntary changes in accounting policies

As described in paragraph 2.1, Aegon adopted voluntary changes in accounting policies, effective January 1, 2016. The following table presents the impact of the voluntary changes in accounting policies on the new segments:

EUR millions	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe	Asia	Asset Management	Holding and other activities	Eliminations	Segment Total	Joint ventures and associates eliminations	Consolidated
Year ended December 31, 2015

Underlying earnings before tax	-	-	(150)	-	-	(150)	-	-	-	-	(150)	-	(150)
Fair value items	-	-	-	-	-	-	-	-	-	-	-	-	-
Realized gains / (losses) on investments	-	-	-	-	-	-	-	-	-	-	-	-	-
Impairment charges	-	-	-	-	-	-	-	-	-	-	-	-	-
Impairment reversals	-	-	-	-	-	-	-	-	-	-	-	-	-
Other income / (charges)	-	-	(1,274)	-	-	(1,274)	-	-	-	-	(1,274)	-	(1,274)
Run-off businesses	36	-	-	-	-	-	-	-	-	-	36	-	36
Income / (loss) before tax	36	-	(1,423)	-	-	(1,423)	-	-	-	-	(1,388)	-	(1,388)
Income tax (expense) / benefit	(26)	-	270	-	-	270	-	-	-	-	245	-	245
Net income / (loss)	10	-	(1,153)	-	-	(1,153)	-	-	-	-	(1,143)	-	(1,143)
Inter-segment underlying earnings	-	-	-	-	-	-	-	-	-

Revenues
Life insurance gross premiums	-	-	2,614	-	-	2,614	-	-	-	-	2,614	-	2,614
Accident and health insurance	-	-	-	-	-	-	-	-	-	-	-	-	-
General insurance	-	-	-	-	-	-	-	-	-	-	-	-	-
Total gross premiums	-	-	2,614	-	-	2,614	-	-	-	-	2,614	-	2,614
Investment income	-	-	-	-	-	-	-	-	-	-	-	-	-
Fee and commission income	-	-	-	-	-	-	-	-	-	-	-	-	-
Other revenues	-	-	-	-	-	-	-	-	-	-	-	-	-
Total revenues	-	-	2,614	-	-	2,614	-	-	-	-	2,614	-	2,614
Inter-segment revenues	-	-	-	-	-	-	-	-	-

Unaudited

Condensed Consolidated Interim Financial Statements Q4 2016	23

3.4.3 Change in measurement of underlying earnings before tax

As described in paragraph 3.2, Aegon made changes in the measurement of underlying earnings before tax by presenting the impacts from assumption updates as part of other income/ (charges) rather than as part of underlying earnings before tax or fair value items. In addition, the impact from updates to actuarial assumptions, as well as model updates and updates to economic assumptions both previously recorded in fair value items, are recorded in Other income / (charges) as of the third quarter 2016.

The following table presents the impact of the changes in measurement of actuarial assumption updates, as implemented in Q3 2016, on the comparative numbers for year ended December 31, 2015:

EUR millions	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe	Asia	Asset Management	Holding and other activities	Eliminations	Segment Total	Joint ventures and associates eliminations	Consolidated
Year ended December 31, 2015

Underlying earnings before tax	77	-	-	-	-	-	-	-	-	-	77	-	77
Fair value items	(103)	(49)	-	-	-	(49)	-	-	-	-	(151)	-	(151)
Realized gains / (losses) on investments	-	-	-	-	-	-	-	-	-	-	-	-	-
Impairment charges	-	-	-	-	-	-	-	-	-	-	-	-	-
Impairment reversals	-	-	-	-	-	-	-	-	-	-	-	-	-
Other income / (charges)	25	49	-	-	-	49	-	-	-	-	74	-	74
Run-off businesses	-	-	-	-	-	-	-	-	-	-	-	-	-
Income / (loss) before tax	-	-	-	-	-	-	-	-	-	-	-	-	-
Income tax (expense) / benefit	-	-	-	-	-	-	-	-	-	-	-	-	-
Net income / (loss)	-	-	-	-	-	-	-	-	-	-	-	-	-
Inter-segment underlying earnings	-	-	-	-	-	-	-	-	-	-

Revenues
Life insurance gross premiums	-	-	-	-	-	-	-	-	-	-	-	-	-
Accident and health insurance	-	-	-	-	-	-	-	-	-	-	-	-	-
General insurance	-	-	-	-	-	-	-	-	-	-	-	-	-
Total gross premiums	-	-	-	-	-	-	-	-	-	-	-	-	-
Investment income	-	-	-	-	-	-	-	-	-	-	-	-	-
Fee and commission income	-	-	-	-	-	-	-	-	-	-	-	-	-
Other revenues	-	-	-	-	-	-	-	-	-	-	-	-	-
Total revenues	-	-	-	-	-	-	-	-	-	-	-	-	-
Inter-segment revenues	-	-	-	-	-	-	-	-	-	-

4. Premium income and premiums paid to reinsurers

EUR millions	Q4 2016	Q4 2015	FY 2016	FY 2015

Premium income
Life	5,433	4,646	20,400	19,583
Non-Life	684	763	3,053	3,342
Total	6,118	5,409	23,453	22,925

Premiums paid to reinsurers 1
Life	821	733	2,932	2,694
Non-Life	52	75	244	286
Total	874	808	3,176	2,979

1 Premiums paid to reinsurers are recorded within Benefits and expenses in the income statement - refer to note 8 - Benefits and expenses.

Premium income Life includes EUR 1,692 million for Q4 2016 and EUR 5,255 million full year 2016 (Q4 2015: EUR 764 million, full year 2015 EUR 3,575 million) of premiums related to insurance policies upgraded to the retirement platform in the UK.

5. Investment income

EUR millions	Q4 2016	Q4 2015	FY 2016	FY 2015

Interest income	1,573	1,761	6,479	7,087
Dividend income	321	365	1,180	1,306
Rental income	34	27	129	133
Total investment income	1,927	2,153	7,788	8,525

Investment income related to general account	1,407	1,520	5,737	6,099
Investment income for account of policyholders	520	633	2,051	2,426
Total	1,927	2,153	7,788	8,525

Unaudited

24	Condensed Consolidated Interim Financial Statements Q4 2016

6. Results from financial transactions

EUR millions	Q4 2016	Q4 2015	FY 2016	FY 2015

Net fair value change of general account financial investments at FVTPL otherthan derivatives	(21)	16	(42)	(35)
Realized gains /(losses) on financial investments	40	59	327	349
Gains /(losses) on investments in real estate	18	29	70	145
Net fair value change of derivatives	24	(3)	435	3
Net fair value change on for account of policyholder financial assets at FVTPL	344	5,246	15,121	(110)
Net fair value change on investments in real estate for account of policyholders	1	16	(26)	67
Net foreign currency gains /(losses)	9	2	41	(29)
Net fair value change on borrowings and other financial liabilities	13	4	21	9
Realized gains /(losses) on repurchased debt	-	1	1	2
Total	429	5,369	15,949	401

The decrease of the net fair value change on for account of policyholder financial assets at FVTPL in Q4 2016 compared to Q4 2015 is mainly driven by the equity markets and interest rate movements.

Net fair value change on for accounts of policyholder financial assets at FVTPL is offset by amounts in the Claims and benefits line reported in note 8 - Benefits and expenses.

7. Other income

Other income of EUR 66 million for 2016 includes the result on the sale of Transamerica Financial Advisors. This transaction has resulted in a gain of USD 58 million (EUR 52 million). Refer to note 21 Acquisitions / divestments.

8. Benefits and expenses

EUR millions	Q4 2016	Q4 2015	FY 2016	FY 2015

Claims and benefits	8,504	12,878	48,128	32,767
Employee expenses	583	587	2,287	2,280
Administration expenses	342	361	1,273	1,278
Deferred expenses	(288)	(370)	(1,203)	(1,533)
Amortization charges	313	383	1,065	1,261
Total	9,453	13,839	51,550	36,052

The following table provides an analysis of “claims and benefits”:

EUR millions	Q4 2016	Q4 2015	FY 2016	FY 2015

Benefits and claims paid life	7,592	5,702	23,877	23,130
Benefits and claims paid non-life	478	531	2,052	2,128
Change in valuation of liabilities for insurance contracts	601	5,266	16,193	7,880
Change in valuation of liabilities for investment contracts	(1,734)	(223)	(104)	(6,678)
Other	(5)	(14)	(45)	(17)

Policyholder claims and benefits	6,932	11,261	41,974	26,443
Premium paid to reinsurers	874	808	3,176	2,979
Profit sharing and rebates	10	6	49	31
Commissions	689	802	2,929	3,313
Total	8,504	12,878	48,128	32,767

The lines “change in valuation of liabilities for insurance contracts” and “change in valuation of liabilities for investment contracts” reflect changes in technical provisions resulting from fair value changes on for account of policyholder financial assets included in Results from financial transactions (note 6) of EUR 344 million (2015 Q4: EUR 5,246 million). In addition, the line “change in valuation of liabilities for insurance contracts” includes a decrease of technical provisions for life insurance contracts of EUR 1,115 million (2015 Q4: increase of
EUR 243 million).

Claims and benefits include the impact of the assumption and model updates, refer to note 3.

Unaudited

Condensed Consolidated Interim Financial Statements Q4 2016	25

9. Impairment charges/(reversals)

EUR millions	Q4 2016	Q4 2015	FY 2016	FY 2015

Impairment charges / (reversals) comprise:
Impairment charges on financial assets, excluding receivables [1]	18	42	117	95
Impairment reversals on financial assets, excluding receivables [1]	(16)	(84)	(58)	(119)
Impairment charges / (reversals) on non-financial assets and receivables	39	1,277	36	1,275
Total	41	1,234	95	1,251

Impairment charges on financial assets, excluding receivables, from:
Shares	-	-	1	4
Debt securities and money market instruments	6	8	53	32
Loans	2	12	23	37
Other	10	-	33	-
Investments in joint ventures	-	21	-	21
Investments in associates	-	-	7	-
Total	18	42	117	95

Impairment reversals on financial assets, excluding receivables, from:
Debt securities and money market instruments	(12)	(80)	(42)	(109)
Loans	(3)	(5)	(14)	(9)
Other	(1)	-	(2)	-
Total	(16)	(84)	(58)	(119)

1 Impairment charges / (reversals) on financial assets, excluding receivables, are excluded from underlying earnings before tax for segment reporting (refer to note 3.1).

10. Other charges

Other charges in 2016 of EUR 700 million mainly relate to the book loss on the sale of the UK annuity portfolio (EUR 682 million). For more details on the sale of the UK annuity portfolio refer to note 19 Assets and Liabilities held for sale and note 21 Acquisitions/divestments. Other charges of EUR 774 million in 2015 is related to the book loss on the sale of Aegon’s Canada life insurance business.

11. Intangible assets

EUR millions	Dec. 31, 2016	Dec. 31, 2015

Goodwill	294	299
VOBA	1,399	1,472
Future servicing rights	64	57
Software	50	61
Other	12	12
Total intangible assets	1,820	1,901

Intangible assets, except for goodwill, are predominantly impacted by periodic amortization of balances and changes in foreign exchange rates.

Unaudited

26	Condensed Consolidated Interim Financial Statements Q4 2016

12. Investments

EUR millions	Dec. 31, 2016		Dec. 31, 2015

Available-for-sale (AFS)	109,860		114,409
Loans	39,812		38,577
Financial assets at fair value through profit or loss (FVTPL)	5,142		5,816
Financial assets, for general account, excluding derivatives	154,814		158,803
Investments in real estate	1,999		1,990
Total investments for general account, excluding derivatives	156,813		160,792

Financial assets, for general account, excluding derivatives
EUR millions	AFS	FVTPL	Loans	Total

Shares	824	490	-	1,314
Debt securities	101,054	2,115	-	103,169
Money market and other short-term investments	6,776	317	-	7,093
Mortgages loans	-	-	34,206	34,206
Private loans	-	-	3,166	3,166
Deposits with financial institutions	-	-	129	129
Policy loans	-	-	2,207	2,207
Other	1,206	2,219	104	3,529
December 31, 2016	109,860	5,142	39,812	154,814

	AFS	FVTPL	Loans	Total

Shares	820	640	-	1,460
Debt securities	105,151	2,239	-	107,390
Money market and other short-term investments	7,141	303	-	7,444
Mortgages loans	-	-	33,214	33,214
Private loans	-	-	2,847	2,847
Deposits with financial institutions	-	-	106	106
Policy loans	-	-	2,201	2,201
Other	1,297	2,635	210	4,141
December 31, 2015	114,409	5,816	38,577	158,803

13. Investments for account of policyholders

EUR millions	Dec. 31, 2016	Dec. 31, 2015
Shares	25,492	26,699
Debt securities	30,305	31,606
Money market and short-term investments	1,231	1,907
Deposits with financial institutions	2,951	1,222
Unconsolidated investment funds	140,077	134,845
Other	2,868	2,925
Total investments for account of policyholders at fair valuethrough profit or loss, excluding derivatives	202,924	199,204
Investment in real estate	686	1,022
Total investments for account of policyholders	203,610	200,226

14. Derivatives

The movements in fair value of derivatives on both the asset and liability side of the condensed consolidated statement of financial position mainly result from changes in interest rates and other market movements during the period, as well as purchases and disposals.

Unaudited

Condensed Consolidated Interim Financial Statements Q4 2016	27

15. Fair value

The following tables provide an analysis of financial instruments recorded at fair value on a recurring basis by level of the fair value hierarchy:

Fair value hierarchy

EUR millions	Level I	Level II	Level III	Total
As at December 31, 2016

Financial assets carried at fair value
Available-for-sale investments
Shares	119	312	393	824
Debt securities	29,386	69,702	1,966	101,054
Money markets and other short-term instruments	-	6,776	-	6,776
Other investments at fair value	-	453	754	1,206
Total Available-for-sale investments	29,504	77,243	3,112	109,860

Fair value through profit or loss
Shares	288	152	50	490
Debt securities	27	2,082	6	2,115
Money markets and other short-term instruments	-	317	-	317
Other investments at fair value	1	961	1,257	2,219
Investments for account of policyholders [1]	125,997	75,202	1,726	202,924
Derivatives	41	8,169	108	8,318
Total Fair value through profit or loss	126,355	86,883	3,146	216,384
Total financial assets at fair value	155,860	164,126	6,259	326,244

Financial liabilities carried at fair value
Investment contracts for account of policyholders [2]	-	42,627	176	42,803
Borrowings [3]	-	610	-	610
Derivatives	64	6,347	2,467	8,878
Total financial liabilities at fair value	64	49,584	2,643	52,290

Note that the investment contracts for account of policyholders previously reported as Level I have been reclassified to Level II, as the value of these liabilities is directly derived from the fair value of the linked investments for account of policyholders. The comparative numbers have been adjusted accordingly. These reclassifications had no effect on net income, shareholders’ equity or earnings per share.

Fair value hierarchy

EUR millions	Level I	Level II	Level III	Total
As at December 31, 2015

Financial assets carried at fair value
Available-for-sale investments
Shares	29	498	293	820
Debt securities	28,701	72,307	4,144	105,151
Money markets and other short-term instruments	-	7,141	-	7,141
Other investments at fair value	31	337	928	1,297
Total Available-for-sale investments	28,761	80,283	5,365	114,409

Fair value through profit or loss
Shares	254	385	-	640
Debt securities	16	2,217	6	2,239
Money markets and other short-term instruments	-	303	-	303
Other investments at fair value	2	1,368	1,265	2,635
Investments for account of policyholders [1]	121,227	76,232	1,745	199,204
Derivatives	54	11,270	222	11,545
Total Fair value through profit or loss	121,552	91,775	3,239	216,566
Total financial assets at fair value	150,313	172,058	8,604	330,975

Financial liabilities carried at fair value
Investment contracts for account of policyholders [2]	-	40,209	156	40,365
Borrowings [3]	-	617	-	617
Derivatives	4	8,782	2,104	10,890
Total financial liabilities at fair value	4	49,608	2,260	51,871

1 The investments for account of policyholders included in the table above represents only those investments carried at fair value through profit or loss.

2 The investment contracts for account of policyholders included in the table above represents only those investment contracts carried at fair value.

3 Total borrowings on the statement of financial position contain borrowings carried at amortized cost that are not included in the above schedule.

Unaudited

28	Condensed Consolidated Interim Financial Statements Q4 2016

Significant transfers between Level I, Level II and Level III

Aegon’s policy is to record transfers of assets and liabilities between Level I, Level II and Level III at their fair values as of the beginning of each reporting period.

The table below shows transfers between Level I and II for financial assets and financial liabilities recorded at fair value on a recurring basis during the year ended December 31, 2016.

Fair value transfers
EUR millions	Full Year 2016		Full Year 2015
	Transfers Level I to Level II	Transfers Level II to Level I	Transfers Level I to Level II	Transfers Level II to Level I
Financial assets carried at fair value
Available-for-sale investments
Debt securities	5	69	14	156
Total	5	69	14	156

Fair value through profit or loss
Shares	-	-	-	40
Investments for account of policyholders	3	(1)	(3)	209
Total	3	(1)	(3)	248
Total financial assets at fair value	8	68	11	405

Transfers are identified based on transaction volume and frequency, which are indicative of an active market.

Movements in Level III financial instruments measured at fair value

The following table summarizes the change of all assets and liabilities measured at estimated fair value on a recurring basis using significant unobservable inputs (‘Level III’), including realized and unrealized gains (losses) of all assets and liabilities and unrealized gains (losses) of all assets and liabilities still held at the end of the respective period.

Roll forward of Level III financial instruments
EUR millions	January 1, 2016	Total gains / losses in income statement [1]	Total gains / losses in OCI [2]	Purchases	Sales	Settlements	Net exchange differences	Transfers from Level I and Level II	Transfers to Level I and Level II	December 31, 2016	Total unrealized gains and losses for the period recorded in the P&L for instruments held at December 31, 2016 ³
Financial assets carried at fair valueavailable-for-sale investments
Shares	293	27	(7)	161	(92)	(1)	11	-	-	393	-
Debt securities	4,144	1	92	443	(262)	(287)	39	651	(2,854)	1,966	-
Other investments at fair value	928	(177)	20	240	(133)	(141)	18	-	(1)	754	-
	5,365	(150)	105	845	(487)	(429)	68	651	(2,856)	3,112	-

Fair value through profit or loss
Shares	-	3	-	48	-	-	-	-	-	50	3
Debt securities	6	(1)	-	-	-	-	-	-	-	6	-
Other investments at fair value	1,265	(44)	-	178	(277)	-	35	419	(321)	1,257	(42)
Investments for account of policyholders	1,745	22	-	469	(395)	-	(35)	8	(88)	1,726	23
Derivatives	222	(285)	-	75	108	-	(12)	-	-	108	(287)
	3,239	(305)	-	770	(564)	-	(11)	427	(409)	3,146	(303)

Financial liabilities carried at fair value
Investment contracts for account of policyholders	156	(14)	-	45	(12)	-	2	-	(2)	176	1
Derivatives	2,104	542	-	-	(207)	-	28	-	-	2,467	562
	2,260	528	-	45	(219)	-	31	-	(2)	2,643	563

EUR millions	January 1, 2015	Total gains / losses in income statement [1]	Total gains / losses in OCI [2]	Purchases	Sales	Settlements	Net exchange differences	Transfers from Level I and Level II	Transfers to Level I and Level II	December 31, 2015	Total unrealized gains and losses for the period recorded in the P&L for instruments held at December 31, 2015 ³
Financial assets carried at fair valueavailable-for-sale investments
Shares	280	32	30	92	(124)	(33)	16	-	-	293	-
Debt securities	3,803	(2)	29	842	(367)	(198)	212	182	(359)	4,144	-
Other investments at fair value	934	(206)	9	179	(72)	(18)	102	-	-	928	-
	5,018	(176)	69	1,113	(563)	(249)	330	182	(359)	5,365	-

Fair value through profit or loss
Debt securities	17	-	-	-	(2)	-	2	-	(9)	6	-
Other investments at fair value	1,237	(20)	-	179	(397)	-	139	291	(162)	1,265	17
Investments for account of policyholders	1,956	126	-	486	(773)	-	33	-	(83)	1,745	85
Derivatives	320	(173)	-	12	48	-	15	-	-	222	(176)
	3,530	(67)	-	677	(1,124)	-	188	291	(255)	3,239	(74)

Financial liabilities carried at fair value
Investment contracts for account of policyholders	165	3	-	12	(34)	-	14	-	(5)	156	3
Derivatives	3,010	(925)	-	-	(98)	-	116	-	-	2,104	(972)
	3,175	(922)	-	13	(131)	-	131	-	(5)	2,260	(969)

1 Includes impairments and movements related to fair value hedges. Gains and losses are recorded in the line item results from financial transactions of the income statement.

2 Total gains and losses are recorded in line items Gains/ (losses) on revaluation of available-for-sale investments and (Gains)/ losses transferred to the income statement on disposal and impairment of available-for-sale investment of the statement of other comprehensive income.

3 Total gains / (losses) for the period during which the financial instrument was in Level III.

Unaudited

Condensed Consolidated Interim Financial Statements Q4 2016	29

During 2016, Aegon transferred certain financial instruments from Level II to Level III of the fair value hierarchy. The reason for the change in level was that the market liquidity for these securities decreased, which led to a change in market observability of prices. Prior to transfer, the fair value for the Level II securities was determined using observable market transactions or corroborated broker quotes respectively for the same or similar instruments. The amount of assets and liabilities transferred to Level III was EUR 1,078 million (full year 2015: EUR 473 million). Since the transfer, all such assets have been valued using valuation models incorporating significant non market-observable inputs or uncorroborated broker quotes.

Similarly, during 2016, Aegon transferred EUR 3,267 million (full year 2015: EUR 619 million) of financial instruments from Level III to other levels of the fair value hierarchy. The change in level was mainly the result of a return of activity in the market for these securities and that for these securities the fair value could be determined using observable market transactions or corroborated broker quotes for the same or similar instruments.

The following table presents information about the significant unobservable inputs used for recurring fair value measurements for certain Level III financial instruments.

Overview of significant unobservable inputs
EUR millions	Carrying amount December 31, 2016	Valuation technique [1]	Significant unobservable input [2]	Range (weighted average)
Financial assets carried at fair valueavailable-for-sale investments
Shares	262	Net asset value	n.a.	n.a.
	131	Other	n.a.	n.a.
	393

Debt securities
	1,389	Broker quote	n.a.	n.a.
	221	Discounted cash flow	Credit spread	1.30% - 3.37%(3.08%)
	355	Other	n.a.	n.a.
	1,966

Other investments at fair value
Tax credit investments	676	Discounted cash flow	Discount rate	5.6%
Investment funds	45	Net asset value	n.a.	n.a.
Other	32	Other	n.a.	n.a.
December 31, 2016	754

Fair value through profit or loss
Shares	50	Other	n.a.	n.a.
Debt securities	6	Other	n.a.	n.a.
	56

Other investments at fair value
Investment funds	1,252	Net asset value	n.a.	n.a.
Other	5	Other	n.a.	n.a.
	1,257

Derivatives [3]
Longevity swap	27	Discounted cash flow	Mortality	n.a.
Longevity swap	73	Discounted cash flow	Risk free rate	-/-0.21% - 1.67%(1.01%)
Other	4	Other	n.a.	n.a.
December 31, 2016	104
Total financial assets at fair value [3]	4,529

Financial liabilities carried at fair value
Derivatives
Embedded derivatives in insurance contracts	1,627	Discounted cash flow	Own Credit spread	0.40%
Other	840	Other	n.a.	n.a.
Total financial liabilities at fair value	2,467

1 Other in the table above (column Valuation technique) includes investments for which the fair value is uncorroborated and no broker quote is received.

2 Not applicable (n.a.) has been included when no significant unobservable assumption has been identified and used.

3 Investments for account of policyholders are excluded from the table above and from the disclosure regarding reasonably possible alternative assumptions. Policyholder assets, and their returns, belong to policyholders and do not impact Aegon’s net income or equity. The effect on total assets is offset by the effect on total liabilities. Derivatives exclude derivatives for account of policyholders amounting to EUR 4 million.

Unaudited

30	Condensed Consolidated Interim Financial Statements Q4 2016

The description of Aegon’s methods of determining fair value is included in the consolidated financial statements for 2015. For reference purposes, the valuation techniques included in the table above are described in more detail on the following pages.

Shares

When available, Aegon uses quoted market prices in active markets to determine the fair value of its investments in shares. Fair values for unquoted shares are estimated using observations of the price/earnings or price/cash flow ratios of quoted companies considered comparable to the companies being valued. Valuations are adjusted to account for company-specific issues and the lack of liquidity inherent in an unquoted investment. Adjustments for illiquidity are generally based on available market evidence. In addition, a variety of other factors are reviewed by management, including, but not limited to, current operating performance, changes in market outlook and the third-party financing environment.

Available-for-sale shares include shares in a Federal Home Loan Bank (FHLB) for an amount of EUR 237 million (December 31, 2015: EUR 120 million) that are measured at par, which are reported as part of Other in the column Valuation technique. A FHLB has implicit financial support from the United States government. The redemption value of the shares is fixed at par and they can only be redeemed by the FHLB.

Debt securities

Aegon’s portfolio of debt securities can be subdivided in Residential mortgage-backed securities (RMBS), Commercial mortgage-backed securities (CMBS), Asset-backed securities (ABS), Corporate bonds and Governement debt. Below relevant details in the valuation methodology for these specific types of debt securities are described.

Valuations of RMBS, CMBS and ABS are monitored and reviewed on a monthly basis. Valuations per asset type are based on a pricing hierarchy which uses a waterfall approach that starts with market prices from indices and follows with third-party pricing services or brokers. The pricing hierarchy is dependent on the possibilities of corroboration of the market prices. If no market prices are available, Aegon uses internal models to determine fair value. Significant inputs included in the internal models are generally determined based on relative value analyses, which incorporate comparisons to instruments with similar collateral and risk profiles. Market standard models may be used to model the specific collateral composition and cash flow structure of each transaction.

Valuations of corporate bonds are monitored and reviewed on a monthly basis. The pricing hierarchy is dependent on the possibility of corroboration of market prices when available. If no market prices are available, valuations are determined by a discounted cash flow methodology using an internally calculated yield. The yield is comprised of a credit spread over a given benchmark. In all cases, the benchmark is an observable input. The credit spread contains both observable and unobservable inputs. Aegon starts by taking an observable credit spread from a similar bond of the given issuer, and then adjusts this spread based on unobservable inputs. These unobservable inputs may include subordination, liquidity and maturity differences. The weighted average credit spread used in valuation of corporate bonds has increased to 3.08% (December 31, 2015: 2.84%).

If available, Aegon uses quoted market prices in active markets to determine the fair value of its Governement debt investments. If Aegon cannot make use of quoted market prices, market prices from indices or quotes from third-party pricing services or brokers are used.

Unaudited

Condensed Consolidated Interim Financial Statements Q4 2016	31

Tax credit investments

The fair value of tax credit investments is determined by using a discounted cash flow valuation technique. This valuation technique takes into consideration projections of future capital contributions and distributions, as well as future tax credits and the tax benefits of future operating losses. The present value of these cash flows is calculated by applying a discount rate. In general, the discount rate is determined based on the cash outflows for the investments and the cash inflows from the tax credits/tax benefits (and the timing of those cash flows). These inputs are unobservable in the market place. The discount rate used in valuation of tax credit investments has decreased to 5.6% (December 31, 2015: 7.4%).

Investment funds

Investment funds include real estate funds, private equity funds and hedge funds. The fair values of investments held in non-quoted investment funds are determined by management after taking into consideration information provided by the fund managers. Aegon reviews the valuations each month and performs analytical procedures and trending analyses to ensure the fair values are appropriate.

Derivatives

Where quoted market prices are not available, other valuation techniques, such as option pricing or stochastic modeling, are applied. The valuation techniques incorporate all factors that a typical market participant would consider and are based on observable market data when available. Models are validated before they are used and calibrated to ensure that outputs reflect actual experience and comparable market prices.

Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices in active markets. Fair values for over-the-counter (OTC) derivatives represent amounts estimated to be received from or paid to a third party in settlement of these instruments. These derivatives are valued using pricing models based on the net present value of estimated future cash flows, directly observed prices from exchange-traded derivatives, other OTC trades, or external pricing services. Most valuations are derived from swap and volatility matrices, which are constructed for applicable indices and currencies using current market data from many industry standard sources. Option pricing is based on industry standard valuation models and current market levels, where applicable. The pricing of complex or illiquid instruments is based on internal models or an independent third party. For long-dated illiquid contracts, extrapolation methods are applied to observed market data in order to estimate inputs and assumptions that are not directly observable. To value OTC derivatives, management uses observed market information, other trades in the market and dealer prices.

Some OTC derivatives are so-called longevity derivatives. The payout of longevity derivatives is linked to publicly available mortality tables. The derivatives are measured using the present value of the best estimate of expected payouts of the derivative plus a risk margin. The best estimate of expected payouts is determined using best estimate of mortality developments. Aegon determined the risk margin by stressing the best estimate mortality developments to quantify the risk and applying a cost-of-capital methodology. The most significant unobservable input for these derivatives is the (projected) mortality development.

Aegon normally mitigates counterparty credit risk in derivative contracts by entering into collateral agreements where practical and in ISDA (International Swaps and Derivatives Association) master netting agreements for each of the Group’s legal entities to facilitate Aegon’s right to offset credit risk exposure. Changes in the fair value of derivatives attributable to changes in counterparty credit risk were not significant.

Unaudited

32	Condensed Consolidated Interim Financial Statements Q4 2016

Embedded derivatives in insurance contracts including guarantees

All bifurcated guarantees for minimum benefits in insurance and investment contracts are carried at fair value. These guarantees include guaranteed minimum withdrawal benefits (GMWB) in the United States, United Kingdom and Japan which are offered on some variable annuity products and are also assumed from a ceding company; minimum investment return guarantees on insurance products offered in the Netherlands, including group pension and traditional products; variable annuities sold in Europe and Japan.

Since the price of these guarantees is not quoted in any market, the fair values of these guarantees are based on discounted cash flows calculated as the present value of future expected payments to policyholders less the present value of assessed rider fees attributable to the guarantees. Given the complexity and long-term nature of these guarantees which are unlike instruments available in financial markets, their fair values are determined by using stochastic models under a variety of market return scenarios. A variety of factors are considered including credit spread, expected market rates of return, equity and interest rate volatility, correlations of market returns, discount rates and actuarial assumptions. The most significant unobservable factor is discount rate. The credit spread used in the valuations of embedded derivatives in insurance contracts increased to 0.40% (December 31, 2015: 0.33%).

The expected returns are based on risk-free rates. Aegon added a premium to reflect the credit spread as required. The credit spread is set by using the credit default swap (CDS) spreads of a reference portfolio of life insurance companies (including Aegon), adjusted to reflect the subordination of senior debt holders at the holding company level to the position of policyholders at the operating company level (who have priority in payments to other creditors). Aegon’s assumptions are set by region to reflect differences in the valuation of the guarantee embedded in the insurance contracts.

Since many of the assumptions are unobservable and are considered to be significant inputs to the liability valuation, the liability included in future policy benefits has been reflected within Level III of the fair value hierarchy.

Effect of reasonably possible alternative assumptions

The effect of changes in unobservable inputs on fair value measurement were not significantly different than those that were applied to the consolidated financial statements as at and for the year ended December 31, 2015.

Fair value information about financial instruments not measured at fair value

The following table presents the carrying values and estimated fair values of financial assets and liabilities, excluding financial instruments which are carried at fair value on a recurring basis.

Fair value information about financial instruments not measured at fair value
EUR millions	Carrying amount December 31, 2016	Total estimated fair value December 31, 2016	Carrying amount December 31, 2015	Total estimated fair value December 31, 2015

Assets
Mortgage loans - held at amortized cost	34,206	38,499	33,214	37,648
Private loans - held at amortized cost	3,166	3,569	2,847	3,165
Other loans - held at amortized cost	2,441	2,441	2,517	2,517

Liabilities
Subordinated borrowings - held at amortized cost	767	844	759	828
Trust pass-through securities - held at amortized cost	156	141	157	146
Borrowings - held at amortized cost	12,543	12,935	11,829	12,194
Investment contracts - held at amortized cost	19,217	19,841	17,260	17,860

Unaudited

Condensed Consolidated Interim Financial Statements Q4 2016	33

Financial instruments for which carrying value approximates fair value

Certain financial instruments that are not carried at fair value are carried at amounts that approximate fair value, due to their short-term nature and generally negligible credit risk. These instruments include cash and cash equivalents, short-term receivables and accrued interest receivable, short-term liabilities, and accrued liabilities. These instruments are not included in the table above.

16. Deferred expenses

EUR millions	Dec. 31, 2016	Dec. 31, 2015

Deferred policy acquisition costs (DPAC) for insurance contracts and investment contracts with discretionary participation features	10,882	10,457
Deferred cost of reinsurance	60	72
Deferred transaction costs for investment management services	481	467
Total deferred expenses	11,423	10,997

17. Share capital

EUR millions	Dec. 31, 2016	Dec. 31, 2015

Share capital - par value	319	328
Share premium	7,873	8,059
Total share capital	8,193	8,387

Share capital - par value
Balance at January 1	328	327
Dividend	1	-
Shares withdrawn	(10)	-
Balance	319	328

Share premium
Balance at January 1	8,059	8,270
Share dividend	(186)	(211)
Balance	7,873	8,059

Basic and diluted earnings per share

EUR millions	Q4 2016	Q4 2015	FY 2016	FY 2015

Earnings per share (EUR per share)
Basic earnings per common share	0.21	(0.29)	0.22	(0.31)
Basic earnings per common share B	0.01	(0.01)	0.01	(0.01)
Diluted earnings per common share	0.21	(0.29)	0.22	(0.31)
Diluted earnings per common share B	0.01	(0.01)	0.01	(0.01)
Earnings per share calculation
Net income / (loss) attributable to equity holders of Aegon N.V.	470	(581)	586	(524)
Coupons on other equity instruments	(33)	(35)	(133)	(139)
Earnings attributable to common shares and common shares B	437	(616)	453	(663)

Earnings attributable to common shareholders	434	(612)	449	(659)
Earnings attributable to common shareholders B	3	(4)	3	(5)

Weighted average number of common shares outstanding (in millions)	2,033	2,109	2,048	2,101
Weighted average number of common shares B outstanding (in millions)	568	585	575	584

Unaudited

34	Condensed Consolidated Interim Financial Statements Q4 2016

Final dividend 2016

It will be proposed to the Annual General Meeting of Shareholders on May 19, 2017, absent unforeseen circumstances, to pay a final dividend for the year 2016 of EUR 0.13 per common share. After taking into account the interim dividend 2016 of EUR 0.13 per common share, this will result in a total 2016 dividend of EUR 0.26 per common share. Proposed final dividend for the year and proposed total 2016 dividend per common share B amount to 1/40th of the dividend paid on common shares.

Interim dividend 2016

On August 11 Aegon has decided to pay an interim dividend 2016 in cash or stock at the election of the shareholder. The cash dividend amounted to EUR 0.13 per common share, the stock dividend amounted to one new Aegon common share for every 28 common shares held. Dividend paid on common shares B amounted to 1/40th of the dividend paid on common shares. 42% of shareholders elected to receive the stock dividend. The remaining 58% opted for cash dividend. The average share price calculated on this basis amounted to EUR 3.6190. The stock dividend and the cash dividend are approximately equal in value.

Final dividend 2015

The Annual General Meeting of Shareholders on May 20, 2016, approved a final dividend over 2015 of EUR 0.13 per common share payable in either cash or stock related to the second half of 2015. The stock dividend amounted to one new Aegon common share for every 30 common shares held. Dividend paid on common shares B amounted to 1/40th of the dividend paid on common shares. 43% of shareholders elected to receive the stock dividend. The remaining 57% opted for cash dividend. The average share price calculated on this basis amounted to EUR 3.9057. The stock dividend and the cash dividend are approximately equal in value.

Share buyback

To neutralize the dilutive effect of the 2015 final dividend paid in shares, Aegon executed a program to repurchase 29,258,662 common shares. Between July 4, 2016, and August 12, 2016, these common shares were repurchased at an average price of EUR 3.5054 per share. These shares will be held as treasury shares and will be used to cover future stock dividends.

As announced on January 13, 2016, Aegon also executed a share buyback program in which 83,116,535 common shares were repurchased. These common shares have been repurchased as part of a program to neutralize the dilutive effect of the cancellation of the preferred shares in 2013. The first tranche was completed on March 31, 2016. Aegon repurchased 41,082,683 common shares at an average price of EUR 4.8682 per share. Between April 1, 2016 and May 19, 2016, another 42,033,852 common shares were repurchased at an average price of EUR 4.7581 per share. It was decided at the Annual General Meeting of Shareholders on May 20, 2016, to cancel all repurchased shares under this program.

Furthermore in June 2016, Aegon repurchased 17,324,960 common shares B from Vereniging Aegon to keep the voting rights of Vereniging Aegon at the agreed level.

To neutralize the dilutive effect of the 2016 interim dividend paid in shares, Aegon executed a program to repurchase 30,765,224 common shares. Between October 3, 2016, and November 11, 2016, these common shares were repurchased at an average price of EUR 3.8406 per share. These shares will be held as treasury shares and will be used to cover future stock dividends.

Unaudited

Condensed Consolidated Interim Financial Statements Q4 2016	35

18. Borrowings

EUR millions	Dec. 31, 2016	Dec. 31, 2015

Capital funding	2,386	2,015
Operational funding	10,766	10,430
Total borrowings	13,153	12,445

Included in borrowings is EUR 610 million relating to borrowings measured at fair value (December 31, 2015: EUR 617 million).

During 2016, Aegon redeemed EUR 450 million of ECB LTRO, EUR 225 million of ECB MRO, EUR 737 million of regular borrowings and repurchased the mortgage loans from SAECURE 9 and SAECURE 10 for EUR 1,658 million.

In addition, Aegon entered into a USD 3 billion new liquidity program from the Federal Home Loan Bank and issued a EUR 493 million covered bond.

On December 9, 2016 Aegon issued senior unsecured notes of EUR 500 million, due December 8, 2023. The notes were issued under Aegon’s USD 6 billion debt issuance program at a price of 99.210%, and will carry a coupon of 1.00%.

19. Assets and Liabilities held for sale

The major type of assets included in the assets held for sale comprise of the reinsurance asset linked to the sale of Aegon UK’s annuity portfolio. The liability included in the liabilities held for sale are the insurance liabilities related to this portfolio. The UK annuity portfolio was included in the United Kingdom segment. For details related to the sale of the UK annuity portfolio, refer to note 21 Acquisitions / divestments.

20. Commitments and contingencies

There have been no material changes in contingent assets and liabilities to those reported in Aegon’s Annual Report for 2015.

21. Acquisitions / divestments

On January 18, 2016 Aegon Nederland N.V. sold its commercial non-life insurance business, which includes the proxy and co-insurance run-off portfolios. This business has an annual premium volume of approximately EUR 90 million. The total insurance liabilities from this business are EUR 334 million. The transaction was subsequently approved by the Dutch Central Bank (De Nederlandsche Bank) and the Dutch Authority for Consumers and Markets (Autoriteit Consument & Markt). Aegon completed the sale on July 1, 2016, which resulted in a gain of EUR 11 million.

On May 3, 2016, Aegon announced it has agreed to buy BlackRock’s UK defined contribution (DC) platform and administration business. Under the purchase agreement, Aegon will acquire approximately GBP 12 billion (EUR 15 billion) of assets and 350,000 customers from BlackRock, which serves institutional and retail clients. The transaction is subject to a Part VII transfer of the underlying assets and liabilities to Aegon, which is subject to regulatory and court approval.

On May 13, 2016, Aegon completed the sale of certain assets of Transamerica Financial Advisors, a full service independent broker-dealer and registered investment adviser, following regulatory approval. The transaction resulted in a pre tax gain of USD 58 million (EUR 52 million) recorded in the second quarter of 2016.

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36	Condensed Consolidated Interim Financial Statements Q4 2016

In the second quarter of 2016 Aegon sold its UK annuity portfolio in two parts. On April 11, 2016 Aegon announced the sale of around GBP 6 billion of the portfolio to Rothesay Life. On May 23, 2016 Aegon announced the sale of around GBP 3 billion of the portfolio to Legal & General. Aegon incurred a book loss on the transactions before tax of GBP 530 million (EUR 682 million), reported in the line other charges in the Condensed consolidated income statement. The transactions resulted in a tax benefit of GBP 41 million (EUR 53 million). Under the terms of the agreements, Aegon reinsured GBP 6.8 billion of liabilities to Rothesay Life and Legal & General, to be followed by a Part VII transfer 1, which is subject to court approval. The loss on the reinsurance transaction is GBP 1.9 billion (EUR 2.4 billion) being the difference of the reinsurance premium paid and the reinsurance asset received related to the insurance liabilities. Upon disposal an amount of GBP 1.4 billion (EUR 1.8 billion) related to a positive revaluation reserve has been reclassified from Other Comprehensive Income into the income statement. Taking into account the results of the sale of the related bonds leads to abovementioned result on the transaction of GBP 530 million. The related net cash outflow amounted to GBP 647 million (EUR 831 million). Expenses related to the transaction, including cost of sale, amount to GBP 13 million (EUR 16 million).

On August 11, 2016 Aegon announced the acquisition of Cofunds from Legal & General for GBP 140 million (EUR 164 million). The purchase of the Cofunds Ltd business was done through a sale and purchase agreement to acquire all the shares and platform assets. On January 1st, 2017 Aegon completed the acquisition of Cofunds, following regulatory approval.

On September 22, 2016, Aegon completed the sale of 100% of its shares of Aegon Life Ukraine to TAS Group, and will exit the Ukrainian market. This transaction has no material impact on the consolidated numbers of Aegon.

1 An insurance business transfer scheme under Part VII of the United Kingdom Financial Services and Markets Act 2000 allows an insurer to transfer policies as at a fixed time and date to another insurer, along with related contracts with other parties (including reinsurance).

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Condensed Consolidated Interim Financial Statements Q4 2016	37

Disclaimers

Cautionary note regarding non-IFRS measures

This document includes the following non-IFRS financial measures: underlying earnings before tax, income tax and income before tax. These non-IFRS measures are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. The reconciliation of these measures to the most comparable IFRS measure is provided in note 3 ‘Segment information’ of Aegon’s Condensed Consolidated Interim Financial Statements. Aegon believes that these non-IFRS measures, together with the IFRS information, provide meaningful information about the underlying operating results of Aegon’s business including insight into the financial measures that senior management uses in managing the business.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

t	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;
t	Changes in the performance of financial markets, including emerging markets, such as with regard to:
–	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;
–	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and
–	The effects of declining creditworthiness of certain private sector securities and the resulting decline in the value of sovereign exposure that Aegon holds;
t	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;
t	Consequences of a potential (partial) break-up of the euro;
t	Consequences of the anticipated exit of the United Kingdom from the European Union;
t	The frequency and severity of insured loss events;
t	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;
t	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;
t	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;
t	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;
t	Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;
t	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;
t	Changes in laws and regulations, particularly those affecting Aegon’s operations’ ability to hire and retain key personnel, taxation of Aegon companies, the products Aegon sells, and the attractiveness of certain products to its consumers;
t	Regulatory changes relating to the pensions, investment, and insurance industries in the jurisdictions in which Aegon operates;
t	Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national or US federal or state level financial regulation or the application thereof to Aegon, including the designation of Aegon by the Financial Stability Board as a Global Systemically Important Insurer (G-SII);
t	Changes in customer behavior and public opinion in general related to, among other things, the type of products Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;
t	Acts of God, acts of terrorism, acts of war and pandemics;
t	Changes in the policies of central banks and/or governments;
t	Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;
t	Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability and liquidity of its insurance subsidiaries;
t	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;
t	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;
t	As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, a computer system failure or security breach may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;
t	Customer responsiveness to both new products and distribution channels;
t	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;
t	Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results and shareholders’ equity;
t	Aegon’s projected results are highly sensitive to complex mathematical models of financial markets, mortality, longevity, and other dynamic systems subject to shocks and unpredictable volatility. Should assumptions to these models later prove incorrect, or should errors in those models escape the controls in place to detect them, future performance will vary from projected results;
t	The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;
t	Catastrophic events, either manmade or by nature, could result in material losses and significantly interrupt Aegon’s business;
t	Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving and excess capital and leverage ratio management initiatives; and
t	This press release contains information that qualifies, or may qualify, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Unaudited

Condensed Consolidated Interim Financial Statements Q4 2016

Corporate and shareholder information

Headquarters

Aegon N.V.

P.O. Box 85

2501 CB The Hague

The Netherlands

+ 31 (0) 70 344 32 10

aegon.com

Group Corporate Communications & Investor Relations

Media relations

+ 31 (0) 70 344 89 56

gcc@aegon.com

Investor relations

+ 31 (0) 70 344 83 05

or 877 548 96 68 - toll free, USA only

ir@aegon.com

Publication dates quarterly results 2017

May 11, 2017	Results first quarter 2017

August 10, 2017	Results second quarter 2017

November 9, 2017	Results third quarter 2017

February 15, 2018	Results fourth quarter 2017

Aegon’s Q4 2016 press release and Financial Supplement are available on aegon.com.

About Aegon

Aegon’s roots go back more than 170 years – to the first half of the nineteenth century. Since then, Aegon has grown into an international company, with businesses in more than 20 countries in the Americas, Europe and Asia. Today, Aegon is one of the world’s leading financial services organizations, providing life insurance, pensions and asset management. Aegon’s purpose is to help people achieve a lifetime of financial security. More information: aegon.com.